SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4)
of the Securities Exchange Act of 1934

PYRAMID BREWERIES INC.
(Name of Subject Company)

Pyramid Breweries Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

747135101
(CUSIP Number of Class of Securities)

Scott Barnum
Pyramid Breweries Inc.
91 South Royal Brougham Way
Seattle, WA 98134
Telephone: (206) 682-8322
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bart E. Bartholdt, Esq.
Susan M. Johnson, Esq.
Graham & Dunn PC
Pier 70
2801 Alaskan Way, Suite 300
Seattle, WA 98121
Telephone: (206) 624-8300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	Subject Company Information

Name and Address.  The name of the subject Company is Pyramid Breweries Inc., a Washington corporation (“Pyramid” or the “Company”). Pyramid’s principal executive offices are located at 91 South Royal Brougham Way, Seattle, Washington 98134, and its phone number is (206) 682-8322.

Securities.  The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Schedule 14D-9”) relates is the common stock, par value $0.01 per share (the “Shares”) of Pyramid. As of June 30, 2008, there were 9,160,085 shares issued and outstanding.

ITEM 2.	Identity and Background of Filing Person

Name and Address.  The name, business address and business telephone of Pyramid, which is the subject company and person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9.

Tender Offer.  This Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated July 2, 2008 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) by Independent Brewers United, Inc., a Delaware corporation (“Parent”) and PMID Merger Sub, Inc., a Washington corporation and a wholly owned subsidiary of Parent (“Merger Sub”) to purchase all of the issued and outstanding Shares of Pyramid for an amount equal to $2.75 per share (the “Offer Price”), net to each seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, constitute the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, and are incorporated herein by reference in their entirety.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2008, among Pyramid, Parent, Merger Sub and Magic Hat Brewing & Performing Arts Center, Inc., a Vermont corporation (“Magic Hat”). The Offer is subject to certain conditions, including Pyramid shareholders having validly tendered (and not properly withdrawn), prior to the expiration of the Offer, a number of Shares representing not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding Shares (on a fully diluted basis) immediately prior to the acceptance of Shares in the Offering. As described in the Offer to Purchase, Merger Sub may waive this requirement if it has received valid tenders for not less than a majority of the outstanding Shares on a fully diluted basis.

Following the completion of the Offer, the Merger Agreement provides that subject to the terms and conditions therein, Merger Sub anticipates merging with and into Pyramid (the “Merger”) and Pyramid will be the surviving corporation in the Merger (the “Surviving Corporation”). Subsequent to the closing of the Merger, Pyramid and Magic Hat will each be a wholly owned subsidiary of Parent.

In the Merger, each outstanding Share not tendered in the Offer (other than Shares held by (i) Pyramid, (ii) Parent or Merger Sub, or (iii)  shareholders who are entitled to exercise dissenters’ rights under the Washington Business Corporations Act (“WBCA”) and have properly exercised such dissenters’ rights under the WBCA, will be cancelled and converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, without interest. The Merger Agreement is summarized in the Offer to Purchase.

Certain shareholders of Pyramid holding approximately 29% of the outstanding Shares previously entered into a Tender and Support Agreement (“Tender Agreement”) with Magic Hat pursuant to which they agreed to tender the shares owned by them in the Offer and have granted Magic Hat an irrevocable proxy with respect to such Shares. The portion of the Shares subject to the Tender Agreement in excess of 19.9% of the outstanding Shares may be released from the provisions of the Tender Agreement in specified circumstances.

In the Merger Agreement, the Company granted to Parent and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase up to that number of Shares (“Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent and Merger Sub immediately following consummation of the Offer, constitutes one Share more than 90% of the Shares then outstanding, on a fully diluted basis, after giving effect to the issuance of the Top-Up Option Shares.

The Company will only be required to issue up to the number of Top-Up Option Shares that (i) would not require a vote of the Company’s shareholders to authorize additional shares for issuance under the Company’s Articles of Incorporation and (ii) may be purchased by Parent and Merger Sub in compliance with all applicable provisions and regulations of the Nasdaq Global Market without requiring a vote of the Company’s shareholders.

The purchase price per Share upon the exercise of the Top-Up Option is equal to the Offer Price. The purchase price may be paid, at the election of Parent and Merger Sub, in cash or by delivery of a promissory note.

The Schedule TO states that the principal executive office of the Parent and the Merger Sub is located at c/o Magic Hat Brewing Company & Performing Arts Center, Inc., 431 Pine Street, Suite G-14, Burlington, VT 05401.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of Pyramid, as of the date of this Schedule 14D-9 there exists no material contract, agreement, arrangement or understanding relevant to the Offer, the Merger or the Merger Agreement, or any actual or potential conflict of interest, between Pyramid or any of its affiliates and (a) Pyramid’s executive officers, directors or any of their affiliates, or (b) Parent, Merger Sub or Magic Hat, or any of their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers and Directors of Pyramid

Certain of Pyramid’s executive officers and directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to or different from the interests of Pyramid’s shareholders. The Board of Directors of Pyramid was aware of these interests, and considered them among other matters in approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. As described below, the consummation of the transactions contemplated by the Merger Agreement will constitute a “change in control” of Pyramid for purposes of determining whether Pyramid’s directors and executive officers are entitled to certain benefits.

Employment and Severance Agreements with Executive Officers

Pyramid does not have employment, severance or termination agreements with any of its executive officers that entitle such executive officers to payments or other benefits due solely as a result of a change in control of the Company.

Pyramid has previously entered into agreements with certain executive officers that provide for termination payments in the event the executive is terminated without cause, or the executive resigns for good reason (as defined in the agreements). Although such termination payments are not directly linked to, or triggered upon, a change in control of the Company, they would apply to such executives to the extent that their employment was terminated subsequent to the Merger.

Scott Barnum, Pyramid’s President and Chief Executive Officer, Michael O’Brien, Pyramid’s Chief Financial Officer and Vice President of Finance and Paul Curhan, Pyramid’s Vice President of Marketing and Brand Development announced that their employment with the Company will be terminated following the acquisition. As a result, each of Messrs. Barnum, O’Brien and Curhan will enter into Employment Termination Agreements. Under the terms of their respective employment agreements (i) Mr. Barnum will receive a payment totaling $113,520, payable in bi-weekly installments, which represents his base salary for a period of six months following the date of his termination, excluding any incentive compensation bonuses for which he is eligible; (ii) Mr. O’Brien will receive a payment totaling $92,500, payable in bi-weekly installments, which represents his base salary for a period of six months following the date of his termination, excluding any incentive compensation bonuses for which he is eligible; and (iii) Mr. Curhan will receive a payment totaling $50,000, payable in bi-weekly installments, which represents his base salary for a period of four months following the date of his termination, excluding any incentive compensation bonuses for which he is eligible. Both Mr. Barnum and Mr. O’Brien will receive medical benefits for a six month period.

The Company is not aware that the employment of other current executive officers will be terminated following completion of the Merger. However, under the agreements with executives Tim McGettigan, Vice President of Sales, and Mark House, Vice President of Operations, in the event that the executive is terminated without cause, or the executive resigns for good reason, each will receive payments equal to his annual base salary for six months, a pro rata portion of any incentive compensation earned, and medical benefits for a six month period.

In 2008, Pyramid adopted the 2008 Gain Share Bonus Plan (“GSP”) which replaced the Officer Incentive Compensation Plan that had been in place prior to that time. The GSP is available to all salaried employees except sales personnel and certain hourly employees. Under the GSP, participants will be eligible to receive a cash bonus based on Pyramid’s meeting or exceeding specified performance criteria. In the event that an executive officer is terminated without cause during 2008, such executive will be entitled to receive a pro rated portion of the relevant award based on the length of the executive’s employment during the 2008 calendar year.

Acceleration of Unvested Awards

Under the terms of the employment agreements described above, executives are also eligible to receive annual awards and annual performance awards in the form of restricted stock under Pyramid’s 2004 Equity Incentive Plan (the “2004 Plan”). Additionally, executive officers, directors and certain employees have been granted stock options under the 2004 Plan. In the event of a change in control, all restricted stock awards granted or that could be earned will be considered earned and granted and no longer subject to forfeiture.

Effect of the Offer and the Merger on Pyramid’s Equity Compensation Plan

The Merger Agreement provides that at the effective time of the Merger, each outstanding Pyramid stock option, whether vested or unvested, will be cancelled in exchange for a payment to the holder thereof of an amount in cash equal to the amount, if any, by which the Offer Price exceeds the exercise price of such stock option. Upon the closing of the Offer, all outstanding shares of restricted stock will no longer be subject to forfeiture and all restrictions on the shares of restricted stock will lapse. To the extent required, these actions have been approved by the Compensation Committee of Pyramid’s Board.

As of the date of this Schedule 14D-9, Pyramid’s current directors and executive officers hold the number of outstanding equity awards set forth on the table below.

					Vested Restricted	Unvested Restricted
Name and Title	Vested Options		Unvested Options		Shares	Shares*

Scott Barnum,	20,000	(1)	0		10,000	79,000
President, CEO and Director
Michael O’Brien,	0		100,000	(2)	4,000	28,000
Chief Financial Officer and VP of Finance
Mark House,	95,000	(3)	0		4,000	24,000
VP Brewery Operations
Tim McGettigan,	0		0		4,000	25,000
VP Sales
Jurgen Auerbach,	10,000	(4)	0		0	0
Director
Kurt Dammeier,	35,000	(5)	0		0	0
Director
George Hancock,	40,000	(6)	0		0	0
Director
Helen Rockey,	10,000	(7)	0		0	0
Director
David Rostov,	10,000	(8)	0		0	0
Director
Scott Svenson,	35,000	(9)	0		0	0
Director

(1)	Consists of grants of options at 5,000 shares per grant with exercises prices of $2.67, $2.48, $3.10, and $2.57.

(2)	Consists of an option grant for 100,000 shares with an exercise price of $2.98.

(3)	Consists of grants of options with exercises prices of 20,000 shares at $1.82 and 75,000 shares at $2.57.

(4)	Consists of grants of options at 5,000 shares per grant with exercises prices of $3.17 and $2.59.

(5)	Consists of grants of options at 5,000 shares per grant with exercises prices of $2.48, $3.10, $2.20, $2.12, $2.57, $3.17 and $2.59.

(6)	Consists of grants of options at 5,000 shares per grant with exercises prices of $1.75, $2.67, $2.48, $3.10, $2.12, $2.57, $3.17 and $2.59.

(7)	Consists of grants of options at 5,000 shares per grant with exercises prices of $3.17 and $2.59.

(8)	Consists of grants of options at 5,000 shares per grant with exercises prices of $3.17 and $2.59.

(9)	Consists of grants of options at 5,000 shares per grant with exercises prices of $2.48, $3.10, $2.20, $2.12, $2.57, $3.17 and $2.59.

The amounts to be received by Pyramid’s current directors and executive officers in the Merger with respect to the above equity awards are set forth below:

			Total $ to be	Total $ to be	Total $ to be
	Net $ to be	Net $ to be	Received for	Received for	Received for
	Received for	Received for	Vested	Unvested	Options and
	Vested	Unvested	Restricted	Restricted	Restricted
Name	Options(1)	Options	Shares	Shares	Shares

Scott Barnum	$2,650	$0	$27,500	$217,250	$247,400	(2)
Michael O’Brien	0	0	11,000	77,000	88,000
Mark House	32,100	0	11,000	66,000	109,100
Tim McGettigan	0	0	11,000	68,750	79,750
Jurgen Auerbach	800	0	0	0	800
Kurt Dammeier	8,950	0	0	0	8,950
George Hancock	11,600	0	0	0	11,600
Helen Rockey	800	0	0	0	800
David Rostov	800	0	0	0	800
Scott Svenson	8,950	0	0	0	8,950

(1)	Reflects only in-the-money options

(2)	Does not include the value of the tax gross up paid to Mr. Barnum on the restricted shares pursuant to Mr. Barnum’s employment agreement in the amount of $136,184.

Directors’ and Officers’ Indemnification and Insurance

The Washington Business Corporation Act (“WBCA”) contains specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding in which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer for reasonable expenses incurred in connection with a proceeding if he is not wholly successful in such defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct; provided that when a director or officer is liable to the corporation or liable for improperly receiving a personal benefit, the corporation may not indemnify him.

The articles of incorporation of Pyramid provide, among other things, that a director of will not be personally liable to Pyramid or its shareholders for monetary damages for conduct as a director, except for liability of the director (i) for acts or omission that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) conduct violating specified provisions of the WBCA, or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not personally entitled. The articles of incorporation of Pyramid also provide that Pyramid will be obligated to indemnify its directors to the maximum extent permitted by the WBCA.

The bylaws of Pyramid contain procedural provisions relating to the indemnification of directors, officers, employee and agents, and relating to the payment of expenses in advancement of the final disposition in proceedings in which such persons are involved.

The Merger Agreement provides that Parent will cause Pyramid, as the Surviving Corporation to indemnify the present and former directors and officers of Pyramid against certain liabilities or costs that may arise in the future in connection with matters that existed or occurred prior to the Merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under the articles of incorporation or bylaws of Pyramid or any written indemnification contract between Pyramid and such persons. The Merger Agreement provides that through the sixth anniversary of the closing of the Merger, the articles of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Pyramid for acts and omissions occurring at or prior to the closing of the Merger than are presently set forth in Pyramid’s articles of incorporation and bylaws.

The Merger Agreement also provides that, subject to specified qualifications, for a period of six years following the closing of the Merger, Parent will cause the Surviving Corporation to maintain in effect (directly or indirectly through Pyramid’s existing insurance programs) Pyramid’s current directors’ and officers’ liability insurance with respect to acts or omissions occurring at or prior to the closing of the Merger, covering each person currently covered by Pyramid’s directors’ and officers’ liability insurance policy on terms no less favorable than those of such policy in effect on the date of execution of the Merger Agreement.

The foregoing summary, insofar as it describes provisions of the Merger Agreement, is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1)(ii) and incorporated herein by reference.

Board Designees

The Merger Agreement provides for Merger Sub’s designation of directors to the Company’s Board upon the acceptance for payment of the Shares pursuant to the Offer. Merger Sub is entitled under the Merger Agreement to designate a number of directors constituting a majority of the total number of directors on the Board. The Merger Agreement similarly requires the Company, upon Merger Sub’s request, to cause persons designated by Merger Sub to constitute a majority of each Board committee.

In the event Merger Sub becomes entitled to designate a majority of the directors of the Board as described above, the Merger Agreement provides that the Company will maintain two independent directors who were directors of the Company as of the date of the Merger Agreement (“Independent Incumbent Directors”) throughout the pre-closing period. Although following the appointment to the Board of the persons designated by Merger Sub (assuming successful consummation of the Offer), Merger Sub would effectively control the Company, the Merger Agreement prohibits Parent and Merger Sub from amending or terminating the Merger Agreement or otherwise taking any action that would adversely affect the rights of the Company’s shareholders during the pre-closing period without the affirmative vote of both of the Independent Incumbent Directors.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1)(ii) and is incorporated herein by reference. Appointment as directors of the Company of the persons designated by Merger Sub is also further described, and related information furnished, in the Information Statement Pursuant to Section 14(f) that is attached hereto as Annex B.

(b)	Arrangements with Parent, Merger Sub or Magic Hat

Merger Agreement.  The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase, which is being mailed to Pyramid shareholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1)(ii) hereto and is incorporated herein by reference.

Tender and Support Agreement.  The summary of the Tender and Support Agreement contained in the Offer to Purchase, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreement, which has been filed as Exhibit (e)(1)(i) hereto and is incorporated herein by reference.

Non-Disclosure Agreement.  On April 3, 2008, the Company and Magic Hat entered into a Mutual Non-Disclosure Agreement (“NDA”) to facilitate the mutual sharing of information and in order to allow the Company and Magic Hat to evaluate a potential transaction. The NDA is filed as Exhibit (e)(1)(iii) hereto and is incorporated herein by reference.

ITEM 4.	The Solicitation or Recommendation

(a)	Recommendation of the Board

The Board of Directors of Pyramid, during a meeting held June 27, 2008, approved the execution, adoption and delivery of the Merger Agreement and the transactions contemplated thereby, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Pyramid and its shareholders and that the consideration to be paid for each Share in the Offer and Merger is fair to Pyramid’s shareholders. At this meeting, the Board of Directors determined to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Pyramid Board hereby advises holders of Pyramid Shares to accept the Offer and tender their Shares pursuant to the Offer.

(b)	Background and Reasons for the Recommendation

Background of the Offer: Contacts with Magic Hat

In mid-to-late 2006, the Pyramid Board reviewed a long-term strategic plan prepared by management that laid out various options for the Company, including a geographic expansion driven by growth trends and development of the craft beer category in areas outside the Western United States, which is the Company’s core sales geography. The Board approved a geographic expansion and growth plan that entailed entering new markets. For most of 2007, the Company began to execute the first phase of the plan, which involved making advanced preparations for contract manufacturing with an East coast brewery to lower the delivered product cost, identifying and hiring additional sales employees to manage the new markets, building out a distributor network to cover new markets, and developing a market entry strategy.

In the fall of 2006, the Company was approached by principals of Basso Capital Management L.P. (“Basso”) to explore the possibility of a strategic relationship between the Company and Magic Hat. Pyramid and Magic Hat were mutually aware of each other though industry peers and because R. Martin Kelly, Magic Hat’s CEO, was a former CEO of Pyramid. The Company decided that it was premature to pursue any arrangement or relationship at that time, and set about to execute Year 1 of its strategic plan.

In mid-to-late 2007, the Board began to consider additional strategic alternatives, including possible joint ventures, licensing or sales and marketing partnerships, and the possible sale of the Company’s Alehouses, and also addressed internal cost cutting measures in light of the Company’s continuing lack of profitability. The Company’s management developed a list of potential partners and presented it to the Board for consideration. Magic Hat was one of the brewing companies on the preliminary list.

In late 2007, in connection with its evaluation of the possible sale of some or all of the Company’s Alehouses, the Company engaged North Point Advisors LLC. (“North Point”), solely for the purpose of evaluating that possible transaction and not for the purposes of exploring strategic opportunities generally.

In October 2007, director George Hancock (who owns approximately 12.4% of Pyramid’s outstanding Shares) and director Kurt Dammeier (who owns approximately 16.9% of Pyramid’s outstanding Shares) were approached by Gregory G. Gatta, a Managing Director and Senior Portfolio Manager of Basso, through its affiliated funds a significant Magic Hat stakeholder, and another principal owner of Magic Hat common stock. Mr. Gatta indicated a potential interest in acquiring Shares from them equal in total to approximately 20% of Pyramid’s outstanding Shares, in a privately negotiated transaction. Mr. Gatta also inquired about the possibility of seats on the Board of the Company. Mr. Gatta indicated at the time of this contact that an acquisition of 20% of Pyramid’s outstanding shares from Messrs. Hancock and Dammeier would not necessarily involve any planned or contemplated corporate transaction between Pyramid and Magic Hat. Messrs. Hancock and Dammeier promptly notified the entire Board of this communication.

In subsequent discussions with Mr. Gatta, it became evident that their interests were evolving toward a more strategic investment that could lead to a combination of the Company and Magic Hat. Messrs. Hancock and Dammeier suggested that Mr. Gatta make a presentation to the Pyramid Board, with their rationale for a combination of the two companies and their initial thoughts on structuring a transaction. Mr. Gatta made a presentation to the Board on November 20, 2007.

On March 17, 2008, Magic Hat, through Mr. Gatta, contacted George Hancock and Kurt Dammeier with an indication of interest regarding a potential cash offer by Magic Hat for all outstanding Pyramid Shares, in the range of $2.50 to $2.75 per share. Mr. Gatta submitted a comprehensive presentation supporting the range of Share values he proposed. The presentation was distributed to Pyramid Board members and was discussed at a Board meeting on March 20, 2008. The Board discussed this possible offer and discussed the advisability of engaging a financial advisor for purposes of rendering a fairness opinion if a written offer was in fact received. The Board also determined that Messrs. Hancock and Dammeier would serve as leads with respect to any negotiations with Magic Hat. Mr. Dammeier notified Mr. Gatta by telephone that the Board would require a written offer in order to formally consider the Magic Hat proposal. Mr. Hancock followed up on March 24, 2008 with written confirmation outlining the format of the proposal that the Board was looking for.

On March 26, 2008, Magic Hat, through Mr. Gatta, transmitted a proposed Term Sheet and Proposed Transaction Timeline to Pyramid in draft form. The draft Term Sheet provided for the possible purchase of all the outstanding Shares of Pyramid, at a purchase price between $2.50 and $2.75 per share in cash, subject to confirmatory due diligence review. The draft Term Sheet provided that the transaction would be subject to the execution of a definitive merger agreement, contemplating an agreed all-cash tender offer and subsequent merger. The draft Term Sheet also provided for lock-up options for insiders, consisting of an agreement to tender Shares and grant an irrevocable proxy with respect to Shares owned.

Messrs. Hancock and Dammeier reviewed the Proposed Term Sheet and Proposed Timeline and discussed the terms of the Proposed Term Sheet with Pyramid’s CEO Scott Barnum and the Company’s outside counsel. Based on that discussion, a revised draft Term Sheet was prepared by Messrs. Hancock and Dammeier. The revised draft Term Sheet provided for a purchase price per share of $2.95, subject to a cap on reasonable expenses incurred by Pyramid in connection with the transaction. The terms of the revised draft Term Sheet were communicated to all Company Board members on March 28, 2008. Mr. Dammeier transmitted it Mr. Gatta on March 31, 2008.

On March 31, 2008, Mr. Gatta responded to Mr. Dammeier, stating that Magic Hat was unwilling to offer a per share purchase price in excess of the range set forth in its initial offer, and that it was terminating its offer and related negotiations.

Also on March 31, 2008, Messrs. Hancock and Dammeier discussed between themselves and with Mr. Barnum the terms of the proposed Tender Agreement, as described in the Proposed Term Sheet, and the effect that the tender of their Shares pursuant to the Tender Agreement might have on potential competing offers.

Also on March 31, 2008, Pyramid entered into a supplemental agreement with North Point, revising North Point’s engagement (which, based on its original engagement letter dated December 15, 2007, had consisted solely of financial advisory services related to a possible sale of the Alehouses) to include assisting the Company in connection with the possible sale of all of the Company’s Shares, through a merger, tender offer or otherwise.

Between March 31, 2008 and April 3, 2008, Messrs. Dammeier and Gatta had additional conversations, and it was agreed that Pyramid would provide Magic Hat with additional information, subject to the execution of a Non-Disclosure Agreement (“NDA”), to assist Magic Hat in establishing a specific valuation within its initially proposed range. On April 2, 2008, Pyramid provided Mr. Gatta with a proposed form of NDA. On April 3, 2008, Magic Hat executed the NDA. The Company subsequently provided Magic Hat with certain financial information, including the Company’s estimates of 2008 revenues and the effect of public company costs on the Company’s projected financial results.

From April 9 through April 14, 2008, Messrs. Hancock and Dammeier communicated with Mr. Gatta regarding possible revised terms. Among other matters, Messrs. Hancock and Dammeier desired to revise the proposed Tender Agreement to provide that a portion of the Shares subject to such Agreement would be excluded in the event of the receipt of an unsolicited superior offer, so as to reduce the barrier to possible competing offers.

On April 18, 2008, Magic Hat transmitted a draft Letter of Intent and a draft Tender Agreement to Pyramid. The draft Letter of Intent provided for a transaction to be accomplished through the execution of a merger agreement that contemplates a first-step tender offer, followed by a merger, both at $2.75 in cash per share. The Letter of Intent further provided that Magic Hat’s obligation to complete the tender offer (and the transactions contemplated by the Letter of Intent) would be conditioned upon, among other things, its acquisition of at least 66 2/3% of the outstanding Pyramid Shares in the tender offer. The proposed Letter of Intent also required the concurrent execution by Messrs. Hancock and Dammeier of the Tender Agreement. The proposed Tender Agreement, provided, among other things, that Shares subject to such Agreement in excess of 19.9% of outstanding Pyramid Shares (Messrs. Hancock and Dammeier own a total of approximately 29% of outstanding Pyramid Shares) may be released from the provisions of the Agreement in specified circumstances in connection with the receipt of unsolicited superior offers as defined in the Agreement. Messrs. Hancock and Dammeier, and Mr. Barnum, discussed the draft Letter of Intent and draft Tender Agreement with Graham & Dunn PC, the Company’s outside counsel, on April 18 and April 21, 2008.

On April 22, 2008, Pyramid’s counsel transmitted a revised Letter of Intent to counsel for Magic Hat’s consideration.

Between April 22 and April 25, 2008, Pyramid and Magic Hat exchanged through their respective outside counsel revised versions of the Letter of Intent and Tender Agreement. Final proposed versions of both documents were prepared on April 25, 2008. Such documents, together with related documents including the text of a proposed press release and memoranda from legal counsel, were distributed to all Board members on April 26, 2008.

On the afternoon of April 28, 2008, the Board met to evaluate and consider the Letter of Intent and the transactions contemplated by the Letter of Intent and Tender Agreement. In connection with its deliberations, the Board received input from the Company’s outside counsel regarding the material terms of the Letter of Intent and Tender Agreement, and received input from the Company’s financial advisor regarding its view of the fairness of the consideration to be received in the Offer and the Merger from a financial point of view, subject to additional analysis. The Board approved the execution of the Letter of Intent by the Company and the execution of the Tender Agreement by Messrs. Hancock and Dammeier. With the exception of Mr. Auerbach, who abstained from the vote, Board approval was unanimous. Mr. Auerbach abstained due to a potential conflict of interest, as he had earlier considered making a counter-proposal and because he believed that the $2.75 per Share Offer price was not the best possible price that could be obtained.

The Letter of Intent was executed on behalf of the Company and Magic Hat, respectively, on April 28, 2008, and the Tender Agreement was executed by Messrs. Hancock and Dammeier. On April 29, 2008, Pyramid and Magic Hat issued a joint press release announcing the execution of the Letter of Intent.

On May 5, 2008, Magic Hat and its counsel and other advisors commenced a financial, accounting, tax, operations, legal and other due diligence review of the Company including visits to Pyramid’s Seattle offices and its operations in Oregon and California.

On June 5, 2008, counsel for Parent and Merger Sub provided Pyramid and its counsel with an initial draft Merger Agreement. On June 17, 2008, Pyramid, after review of the proposed terms of the draft and input from its outside counsel, provided a revised version of the Merger Agreement to counsel for Parent and Merger Sub. On June 19, 2008, counsel for Parent and Merger Sub provided a revised version of the Merger Agreement to counsel for Pyramid. Between June 19, 2008 and June 23, 2008, counsel for Parent and Merger Sub and counsel for Pyramid discussed and negotiated various provisions of the Merger Agreement, and on June 23, 2008, counsel for Pyramid transmitted copies of the current version of the Merger Agreement, together with related documents and document summaries.

On June 27, 2008 at a special Board meeting, the Board considered the Merger Agreement and related documents, including documents to be filed by Pyramid with the SEC in connection with the Offer. Representatives of Graham & Dunn provided a review of the Merger Agreement and the Offer, including the material terms and conditions of the Merger Agreement and other material agreements, copies and summaries of which had been distributed to the Board in advance of the meeting. A representative of North Point made a financial presentation to the Board, and North Point delivered its oral opinion that, as of June 27, 2008 and based upon and subject to the assumptions made, matters considered and qualifications and limitations described, the consideration to be received by Pyramid shareholders in the Offer and the Merger is fair to such shareholders (other than Magic Hat and its affiliates, if any) from a financial point of view. The fairness opinion was subsequently confirmed in writing. After discussion and detailed consideration of the Merger Agreement, related documents and the factors listed immediately below, the Pyramid Board, with the exception of Mr. Auerbach, who abstained, unanimously approved the execution by Pyramid of the Merger Agreement.

On June 27, 2008, Pyramid, Parent, Merger Sub and Magic Hat executed the Merger Agreement. A joint press release announcing the execution of the Merger Agreement was issued promptly after signing of the Merger Agreement.

Reasons for the Recommendation of Pyramid’s Board of Directors

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all Pyramid shareholders accept the Offer and tender their Shares pursuant to the Offer, Pyramid’s Board consulted with the Company’s legal and financial advisors and considered a number of factors, including the following:

•	Historical Performance of the Company. The Company’s historical business and financial performance, noting, among other things, that the Company has not generally been profitable despite revenue growth since it went public in 1995.

•	Prospects of the Company. The Company’s current financial situation and financial plan, including the risks associated with achieving and executing upon the Company’s business plans and financial objectives, in light of substantial industry competition, including particularly intense competition in the wheat beer category from Blue Moon, brewed by Molson Coors Brewing Company; a softening craft beer market; particularly in the Western United States, the core of the Company’s sales geography, significant cost pressures associated with increasing raw materials; energy and food costs; and rapid consolidation of wholesalers and retailers within the industry; putting increased pressure on craft brewers to increase business scale in order to gain mindshare, focus and attention.

•	Results of Prior Initiatives. The fact that the Company has attempted a number of initiatives, including offering dividends on its stock, and growth through Alehouse expansion, with minimal impact. Additionally, the Company’s attempts at geographic expansion on its own, first in the 1990s and again in 2007 had proven too expensive and labor-intensive to produce positive results and achieve a reasonable return on investment. Finally, the Company has explored various strategic alternatives in the past, resulting in minimal interest and low valuations from prospective partners and investors.

•	Effects of Public Reporting Company Status. The costs and management time associated with the Company’s status as a publicly traded company, including compliance with the reporting requirements of the Securities Act of 1934 and newer regulations under the Sarbanes-Oxley Act of 2002, have had an increasingly negative effect on the Company and its ability to operate profitably, as a relatively small business in an increasingly competitive industry.

•	Opinion of the Company’s Financial Advisor. The opinion of North Point to the effect that as of June 27, 2008 and based upon and subject to the factors and assumptions set forth therein, the $2.75 cash per Share to be received by Pyramid shareholders in the Offer and the Merger Agreement was fair from a financial point of view to such shareholders (other than Magic Hat and its affiliates, if any), and the related financial analysis of North Point. The full text of the written opinion of North Point dated June 27, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex A, and is incorporated herein by reference. North Point provided its opinion for the information and assistance of the Pyramid Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The North Point opinion is not a recommendation as to whether or not any shareholder should tender his or her Shares in the Offer.

•	Historical Trading Price. With assistance from North Point, the Company’s Board reviewed the historical market prices and trading information with respect to the Shares, including the fact that the Offer Price represents a 56% premium over the $1.76 closing price of the Shares on Nasdaq on April 28, 2008. The Board also noted that the Offer Price constitutes a 68% premium over the average closing price for the five prior trading days (i.e., one week) ended on April 28, 2008 and a 70% premium over the average closing price for the 20 trading days (i.e., one month) ended April 28, 2008.

•	Cash Tender Offer. The Offer provides for a cash tender offer for all Shares held by Pyramid shareholders, to be followed by the Merger for the same consideration, thereby enabling Pyramid shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares and eliminating any uncertainties in valuing the merger consideration to be received by Pyramid shareholders.

•	No Financing Contingency. Parent’s and Merger Sub’s obligations under the Merger Agreement to pay cash for the Shares in the Offer and the Merger are not subject to any contingency regarding the obtaining of third-party financing. In addition, the monetary obligations of Parent and Merger Sub are unconditionally guaranteed by Magic Hat. The Board believed that this aspect of the transaction was particularly beneficial to the Company’s shareholders, in light of current economic conditions and the current relative difficulty of obtaining credit for transactions such as those contemplated by the Merger Agreement.

•	Analysis and Presentation of Advisors. The Pyramid Board reviewed and considered (i) discussions with the Company’s outside legal counsel, regarding the material terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, which included the respective representations, warranties and covenants of the parties; and (ii) discussions with North Point, the Company’s financial advisors, regarding the financial terms of the Merger Agreement and its financial analysis of the transactions contemplated by the Merger Agreement. The matters included:

•	The Board’s view that the material terms of the Merger Agreement, taken as a whole, were comparable to those found in comparable acquisition transactions;

•	The Board’s determination that the termination fee, in the amount of $1,000,000 plus expenses incurred, (the “Break-Up Fee”) provided for in the Merger Agreement was comparable to termination fees in transactions of a similar size, was reasonable and would not unreasonably deter competing bids;

•	The availability of appraisal rights with respect to the Merger for Pyramid shareholders who properly exercise their dissenters’ rights under the WBCA;

•	The fact that Parent and Merger Sub’s obligations under the Offer and the Merger are not subject to any financing condition, as discussed above;

•	The provisions in the Merger Agreement that provide for the ability of the Board to respond to an unsolicited acquisition proposal that the Board reasonably determines in good faith (after discussions with its outside legal counsel and financial advisors) is, or is reasonably likely to result in, a superior proposal as defined in the Merger Agreement, and concludes in good faith (after discussion with its legal counsel and financial advisors) that the failure to take action with respect to the proposal would be inconsistent with its fiduciary duties;

•	The provisions of the Merger Agreement that provide for the ability of the Pyramid Board to terminate the Merger Agreement, subject to certain conditions including the payment of the Break-Up Fee, if the Company has entered into a definitive agreement with respect to, a superior proposal; and

•	The absence of significant regulatory approvals or other barriers to closing.

The Pyramid Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the following:

•	Termination Fee. The restrictions that the Merger Agreement imposes, and the Letter of Intent previously imposed, on actively soliciting competing bids, and the insistence by Magic Hat as a condition of its offer that Pyramid would be obligated to pay the Break-Up Fee under certain circumstances, and the potential effect of such Break-Up fee in deterring other potential acquirers from proposing alternative transactions.

•	Tender and Support Agreement. The fact that Magic Hat required as a condition to the execution of the Letter of Intent that Messrs. Hancock and Dammeier enter into the Tender Agreement, and the potential effect of the tender of Shares pursuant to that Agreement in deterring other potential acquirers from proposing alternative transactions.

•	Failure to Close. The conditions to Merger Sub’s obligation to accept the tendered Shares in the Offer and to consummate the Merger, including the tender in the Offer of not less than 66 2/3% of the Shares of Pyramid on a fully diluted basis, and the possibility that such conditions may not be satisfied. The fact that, if the transactions contemplated by the Merger Agreement are not completed, Pyramid’s directors, officers and other employees will have expended extensive time and effort to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The potential negative inference that could be made if the transactions contemplated by the Merger Agreement are not completed could potentially result in a loss of customers, vendors, and employees.

•	Public Announcement of the Offer and Merger. The effect of a public announcement, made at the time of the execution of the Letter of Intent, including effects on Pyramid’s operating performance and financial condition, and Pyramid’s ability to attract and retain key personnel.

•	Cash Consideration. The fact that, subsequent to the consummation of the Merger, Pyramid will no longer be an independent public company and that the cash transaction prevents Pyramid shareholders from being able to participate in any value creation that Pyramid could generate going forward, as well as any future appreciation in value of the Surviving Corporation.

•	Taxation. The fact that gains from this transaction would be taxable to Pyramid shareholders for U.S. federal income tax purposes.

The foregoing discussion of information and factors considered by the Pyramid Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Pyramid Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Pyramid Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Pyramid Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Pyramid Board were aware of interests of executive officers and directors of Pyramid as described above under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3.

Opinion of Pyramid’s Financial Advisor

Opinion of North Point Advisors LLC

The Company retained North Point to act as its financial advisor, and, if requested, to render to the Board an opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Magic Hat and its affiliates, if any) of the $2.75 per share in cash to be paid in the Offer and the Merger. At the June 27, 2008 meeting of the Board, North Point delivered to the Board its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of the date and based upon and subject to the qualifications and conditions set forth in the written opinion, the consideration of $2.75 in cash per Share was fair, from a financial point of view, to holders of Shares (other than Magic Hat and its affiliates, if any).

The full text of the North Point written opinion dated June 27, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by North Point in rendering its opinion, is attached as Annex A and is incorporated in its entirety herein by reference. The Company’s shareholders are urged to, and should, carefully read the North Point opinion in its entirety. The North Point opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, to holders of Shares (other than Magic Hat and its affiliates, if any) of the $2.75 per share in cash to be paid in the Offer and the Merger. The North Point opinion was directed to the Board and was not intended to be, and does not constitute, a recommendation as to whether any of the Company’s shareholders should tender their Shares in connection with the Offer or how any of the Company’s shareholders should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, North Point:

•	reviewed and analyzed the financial terms of a draft of the Merger Agreement dated June 26, 2008;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•	reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to it by the Company;

•	reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by North Point to be comparable to the Company;

•	compared the financial performance of the Company with that of certain other publicly-traded companies that North Point deemed relevant; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that North Point deemed relevant.

In addition, North Point performed a discounted cash flows analysis for the Company on a stand-alone basis. North Point conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion. North Point also conducted discussions with members of senior management and representatives of the Company concerning the financial condition, historical and current operating results, business and prospects for the Company, as well as its business and prospects on a stand-alone basis.

The following is a summary of the material financial analyses performed by North Point in connection with the preparation of its fairness opinion, which was reviewed with the Board at a meeting held on June 27, 2008 and was formally delivered to the Board at such meeting. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by North Point or of its presentations to the Board on June 27, 2008.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary, and considered as a whole, in order to fully understand the financial analyses presented by North Point. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by North Point or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 27, 2008, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

North Point reviewed the historical price range for the Company Common Stock at one month, six months and one year prior to the April 29, 2008 announcement of the Letter of Intent. This analysis indicated that the price per share of Company Common Stock to be paid to the Company shareholders pursuant to the Offer and the Merger represented a premium of 56.3% based on the $1.76 closing price per share on April 28, 2008, the last trading day before the announcement of the Letter of Intent. In addition, this analysis indicated that the $2.75 Offer Price falls above the high end of the one month equity value range and above the midpoint of both the six month and twelve month ranges.

Selected Publicly Traded Companies Analysis

North Point reviewed and compared certain financial information and valuation multiples for the Company to corresponding financial information and public market multiples for the following publicly traded corporations in the brewery, beverage and restaurant industries (approximately one third of the Company’s revenues are from its Alehouse restaurant business):

Small/Microcap Beverages & Brewers:

•	Redhook Ale Brewery;

•	Jones Soda Co.;

•	National Beverage Corp.;

Microcap Restaurants:

•	Flanigan’s Enterprises Inc.;

•	J. Alexander’s Corporation;

•	Mexican Restaurants, Inc.;

Premium Brewers:

•	Anheuser-Busch;

•	Boston Beer Co.; and

•	Molson Coors.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company. Anheuser-Busch and Molson Coors are shown because of their industry leadership status and Boston Beer Co., which produces Samuel Adams, is shown because Samuel Adams is considered a leading “craft” brewery. These companies are not included in the analysis due to their significantly larger market capitalization and clear profitability versus the Company’s smaller market capitalization and history of losses.

North Point calculated various financial multiples for such comparable companies based on ratio of such companies’ operating data (obtained from Commission filings and Reuters estimates as of June 25, 2008) to the enterprise value of such companies. North Point reviewed the third quartile, average, median and first quartile statistics for the comparable companies, grouping to determine appropriate high and low multiples for each statistic. In producing the quartile ranges shown below, brewery and beverage company multiples were given a 68% weighting to 32% for restaurant company multiples to reflect the Company’s approximate revenue breakdown between its brewery and Alehouse restaurant operations in 2007.

North Point then compared the range of first to third quartiles of such multiples with the multiples obtained for the Company. (The multiples of the Company were calculated based on the ratio of the Company’s operating data (provided by the Company’s management) to an implied enterprise value of $36.1 million (based on the $2.75 Offer Price times the 9.3 million fully diluted shares outstanding calculated using the Treasury Stock Method as of June 23, 2008) and then taking into account the Company’s net debt of $10.4 million as of May 31, 2008.) With respect to the comparable companies, North Point calculated:

•	enterprise value (which is the market value of common equity plus the book value of debt, less cash) as a multiple of latest twelve months revenue;

•	enterprise value as a multiple of adjusted latest twelve months earnings before interest, taxes and depreciation and amortization, or EBITDA;

•	enterprise value as a multiple of latest twelve month earnings per share;

•	enterprise value as a multiple of estimated revenue for 2008;

•	enterprise value as a multiple of estimated adjusted EBITDA for 2008; and

•	enterprise value as a multiple of estimated earnings per share for 2008.

The results of these analyses are summarized as follows:

	First to Third
Enterprise Value as a Multiple of:	Quartile Range	Mean		Median		Offer Multiple

LTM Revenue	0.6x - 0.9x	0.7	x	0.5	x	0.7	x
LTM Adj. EBITDA	6.0x - 6.3x	5.4	x	5.4	x	43.8	x
LTM EPS	13.4x - 17.5x	18.2	x	12.8	x	NM
CY 08 Revenue	0.5x - 0.8x	0.9	x	0.9	x	0.6	x
CY 08 Adj. EBITDA	6.0x - 6.3x	5.4	x	5.4	x	8.5	x
CY 08 EPS	13.4x - 17.5x	18.2	x	12.8	x	NM

Ratios are considered not material (NM) if they are negative or greater than 50.

2007 multiple ranges were applied to CY08 adjusted EBITDA and earnings metrics due to a lack of corresponding 2008 estimates in the selected publicly traded companies set.

Based on the first to third quartile range for these multiples, the resulting implied enterprise value for the Company ranged from $4.9 million to $45.8 million, and the resulting implied equity value per share ranged from $0 to $3.79. North Point compared this range of enterprise values to the implied enterprise value of $36.1 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $2.75.

Selected Transactions Analysis

North Point reviewed the terms of certain recent merger and acquisition transactions reported in Commission filings, public company disclosures, press releases, industry and popular press reports, data bases and other sources relating to the following selected transactions (listed by acquirer/target) in the brewery, beverage and restaurant industries announced since 2004:

Selected Brewery Transactions

Target	Acquirer

Anheuser-Busch Companies Inc.	InBev SA
Widmer Brothers Brewing Company	Redhook Ale Brewery Inc.
Jayhawk Beverage, Inc.	Crown Distributors LLC
The Old Dominion Brewing Company	Anheuser-Busch, Inc., Fordham Brewing Company
Diageo America Inc., Brewery in Lehigh Valley	Boston Beer Co. Inc.
Lion Brewery, Inc.	Blue Point Capital Partners, BB&T Capital Partners
Fort Garry Brewing Co. Ltd.	Russell Breweries Inc.
Lakeport Brewing Income Fund	Labatt Brewing Company Limited
Sleeman Breweries Ltd.	Sapporo Breweries Limited
Minhas Craft Brewery	Mountain Crest Brewing Co.
Memphis Brewery	Chism Hardy Enterprises
Sparks And Steel Reserve Brands	Miller Brewing Company
Latrobe Brewing Company, Rolling Rock Brands	Anheuser-Busch Companies Inc.
Wild Goose Brewery, LLC	Flying Dog Brewery, LLC
Rheingold Brewing Company, Inc.	Drinks Americas Holdings, Ltd.
Kamloops Brewery Ltd.	Private Investor Group
Cascadia Brands, Inc.	Andrew Peller Ltd.
Creemore Springs Brewery Limited	Molson Coors Brewing Company
Molson Inc.	Adolph Coors Company
Labatt Brewing Company Limited	Companhia de Bebidas Das Americas
Portland Brewing Co., Brewery and Alehouse	Pyramid Breweries Inc.
Boulder Acquisitions, Inc.	China Recycling Energy Corp
Unibroue Inc.	Sleeman Breweries Ltd.

Selected Beverage Transactions

Target	Acquirer

Wolferman’s, Inc.	Harry & David Holdings, Inc.
Natrol, Inc.	Plethico Pharmaceuticals Ltd.
Beam Wine Estates, Inc.	Constellation Wines U.S., Inc.
Lassonde Western Canada	A. Lassonde, Inc.
Blavod Extreme Spirits USA Inc.	Jeffrey Hopmayer

Target	Acquirer

Reddy Ice Holdings, Inc., Bottled Water Business	Private Investor Group
Van Houtte Inc.	Littlejohn & Co. LLC, Fonds de solidarité FTQ
Energy Brands Inc.	Coca-Cola Co.
Tate & Lyle Canada Ltd.	American Sugar Refining, Inc.
The Eight O’Clock Coffee Company, Inc.	Tata Coffee Ltd.
Seven-Up Bottling Company Of San Francisco	Cadbury plc
Helios Nutrition Limited	Lifeway Foods Inc.
All-American Bottling Corporation	Dr Pepper Snapple Group, Inc.
Vincor International Inc.	Constellation Brands Inc.
Slush Puppie Corporation	J&J Snack Foods Corp.
Cadbury Schweppes Bottling Group	Dr Pepper Snapple Group, Inc.
Cruzan International Inc.	The Absolut Spirits Company, Inc.
Pacific Fruit Processors, Inc.	SunOpta Inc.
Technology Flavors & Fragrances Inc.	Flavor & Fragrance Group Holdings, Inc.
Chalone Wine Group Ltd.	Diageo plc
Sodisco Howden Group Inc.	CanWel Building Materials Income Fund
The Robert Mondavi Corp.	Constellation Brands Inc.
Riviana Foods Inc.	Ebro Puleva SA
Golden State Vintners Inc.	The Wine Group, LLC
Crystal Paradise Holdings, Inc.	AMCON Distributing Co.

Selected Restaurant Transactions

Target	Acquirer

Café Enterprises (Fatz Café)	Milestone Partners
Max & Ermas Restaurants Inc.	G&R Acquisition Inc.
Smokey Bones Restaurant	Sun Capital Partners
Mitchell’s Fish Markets	Ruth’s Chris Steak House Inc.
Champps Entertainment	Fox & Hound Restaurant Group
Friendly Ice Cream	Sun Capital Partners
Yard House Restaurants	TSG Consumer Partners
Bugaboo Creek Steak House	Trimaran Capital Partners
Roadhouse Grill Inc.	Duffy’s Holdings, Inc.
Elephant & Castle Group Inc.	Repechage Restaurant Group, Ltd.
The Johnny Rockets Group, Inc.	Red Zone Capital Management Co., L.L.C.
Shoney’s, Inc., 52 Franchisor-Owned Restaurant	Royal Capital Corp.
Logan’s Roadhouse Inc	Bruckmann Rosser Sherrill/Canyon Capital
Joe’s Crab Shack	J.H. Whitney & Co.
Ryan’s Restaurant Group	Buffets Inc.
Real Mex Restaurants, Inc.	Sun Capital Partners Inc
Bravo! Development Inc.	Bruckmann Rosser Sherrill/Castle Harlan
Main Street Restaurant Group Inc	Briad Group
Sticky Fingers Inc	Quad-C Management
Dave & Buster’s Inc	Wellspring Capital Management
Fox & Hound Restaurant Group	Newcastle Partners/Steel Partners
Garden Fresh Holdings, Inc.	Sun Capital Partners, Inc

Target	Acquirer

Elmer’s Restaurants Inc	ERI Acquisition Group
Charlie Brown’s Inc. (Castle Harlan)	Trimaran Capital Partners
Chevys Mexican Restaurant	Bruckmann, Rosser, Sherrill & Co
Captain D’s	Charlesbank Capital/Grotech Capital
Mimi’s Café	Bob Evans
Garden Fresh Restaurant Corp.	Centre Partners/Fairmont Capital/Management
Piccadilly Cafeterias, Inc	Piccadilly Investments LLC

For each of the selected transactions with total implied enterprise value below $100 million, North Point calculated and compared multiples for the target companies based on the ratio of the enterprise value to the latest twelve months net sales and the enterprise value to the latest twelve months adjusted EBITDA. North Point reviewed the third quartile, average, median and first quartile statistics for the precedent M&A transactions, grouping to determine appropriate high and low multiples for each statistic. In producing the quartile ranges shown below, brewery and beverage transactions were given a 68% weighting to 32% for restaurant transactions to reflect the Company’s approximate revenue breakdown between its brewery and Alehouse restaurant operations in 2007.

The results of these analyses are summarized as follows:

	First to Third
Enterprise Value as a Multiple of:	Quartile Range	Mean		Median		Offer Multiple

LTM Net Sales	0.4x - 1.5x	1.0	x	0.9	x	0.7	x
LTM Adj. EBITDA	7.3x - 11.1x	8.6	x	8.3	x	43.8	x

Ratios are considered not material (NM) if they are negative or greater than 50.

Based on the first to third quartile range for these multiples, the resulting implied enterprise value for the Company ranged from $6.0 million to $71.5 million and the resulting implied equity value per share ranged from $0 to $6.54. North Point compared this range of enterprise values to the implied enterprise value of $36.1 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $2.75.

Premium Paid Analysis

North Point analyzed the premium paid for acquired public entities in the retail and consumer spaces since 2002 with deal values between $10 million and $100 million, relative to the target’s stock prices one day, one week and four weeks prior to the date that the transaction was announced. North Point reviewed the third quartile, average, median and first quartile statistics for the premiums paid on comparable acquisitions to determine appropriate high and low multiples for each statistic. The following table presents the result of this analysis:

	First to Third
Premium Paid	Quartile Range		Mean	Median	Offer Premium

One Day	7.5%	- 36.6%	24.5%	19.7%	56.3%
One Week	14.3%	- 37.8%	32.5%	23.3%	67.7%
Four Weeks	13.8%	- 61.4%	37.5%	32.4%	69.8%

Based on the first to third quartile range of such premiums paid for these companies, the resulting implied equity value per share ranged from $1.84 to $2.61. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $2.75.

Discounted Cash Flow Analysis

North Point performed a discounted cash flow analysis on the Company using the Company’s management projections for 2008 and projections developed by North Point and approved by management for 2009 through 2012. North Point calculated implied prices per share of the Company Common Stock using illustrative terminal values in the year 2012 based on multiples ranging from 5.5x EBITDA to 7.5x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 9.0% to 13.0%. The various ranges for discount rates were chosen based on analyses of the Company’s weighted average of cost of capital. Using a high growth model for expansion high growth model is higher top line revenue) for the Company through 2012, the resulting implied equity values per share ranged from $1.83 to $3.18. Using a slow growth model for expansion (slower growth model is lower top line growth), the resulting implied equity values per share ranged from $1.45 to $2.54. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $2.75.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by North Point, but does summarize the material analyses performed by North Point in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. North Point believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the North Point opinion. In arriving at its opinion, North Point considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, North Point made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transactions contemplated by the Merger Agreement.

North Point performed its analyses solely for purposes of providing its opinion to the Board. In performing its analyses, North Point made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by North Point are based upon forecasts of future results furnished to North Point by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. North Point does not assume responsibility if future results are materially different from forecasted results.

North Point’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement and recommend that the shareholders tender their Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by North Point in connection with the opinion and is qualified in its entirety by reference to the written opinion of North Point attached as Annex A hereto.

North Point has relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to it or discussed with or reviewed by it. North Point has further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice and that they are not aware of any information or facts that would make any information provided to North Point incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, North Point has assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company to which such financial forecasts, estimates and other forward-looking information relate. North Point expresses no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. With the consent of the Company, North Point has relied on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Magic Hat and the Merger Agreement.

North Point assumed that the Offer and the Merger would be completed on the terms set forth in the Merger Agreement reviewed by North Point, without amendments and with full satisfaction of all covenants and conditions without any waiver. North Point expressed no opinion regarding whether the necessary approvals or other conditions to the consummation of the Merger will be obtained or satisfied.

North Point did not assume responsibility for performing, and did not perform, any appraisals or valuations of specific assets or liabilities of the Company. North Point expresses no opinion regarding the liquidation value or solvency of any entity. North Point did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, any potential delisting of the Shares from the Nasdaq Global Market, possible unasserted claims or other contingent liabilities to which the Company, or any of its respective affiliates, are a party or may be subject. At the direction of the Company, and with its consent, North Point’s opinion made no assumption concerning, and therefore did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters.

North Point’s opinion was necessarily based on the information available to it and the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used by North Point in preparing its opinion. North Point expresses no opinion as to the prices at which Shares have traded or may trade following announcement of the transaction or at any time after the date of the opinion. North Point has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was rendered.

North Point was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with or effect the Offer, the Merger or the transactions contemplated by the Merger Agreement, the pre-signing process conducted by the Company, the merits of the transaction compared to any alternative business strategy or transaction that may be available to the Company, Magic Hat’s or its affiliates’ ability to fund the consideration, any other terms contemplated by the Merger Agreement or the fairness of the amount or nature of the compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of the Shares. North Point did not express any opinion as to whether any alternative transaction might produce consideration for the Company’s shareholders in excess of the consideration.

North Point is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. The Board selected North Point to render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions.

North Point was engaged by the Company to render an opinion to the Board of the Company and will receive an opinion fee of $250,000, which is not contingent upon the consummation of the Offer or the Merger. In the ordinary course of its business, North Point and its affiliates may actively trade securities of the Company and Magic Hat for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. North Point may also, in the future, provide investment banking and financial advisory services to the Company, Magic Hat or entities that are affiliated with the Company or Magic Hat, for which it would expect to receive compensation. In particular, North Point has an engagement letter with the Company pursuant to which it was engaged by the Company as its financial advisor in connection with the possible sale of certain of its assets.

(c)	Intent to Tender

After reasonable inquiry and to the best knowledge of Pyramid, each executive officer and director of Pyramid who owns Shares intends to tender in the Offer all Shares that each person owns of record or beneficially, other than Shares, if any, that such person may have the right to purchase by exercising stock options. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.	Persons/Assets Retained, Employed, Compensated or Used

Except as described below, neither Pyramid, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

North Point Advisors LLC

Pyramid retained North Point as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of North Point’s engagement, Pyramid has paid North Point a cash fee in the amount of $250,000, paid at the time that North Point provided the Board with its written opinion regarding the fairness, from a financial point of view, of the cash consideration to be received by Pyramid shareholders (other than Magic Hat and its affiliates, if any) pursuant to the Offer and the Merger. Pyramid has also agreed to reimburse North Point for its reasonable expenses relating to its engagement. Pyramid has further agreed to indemnify North Point and related persons against certain liabilities related to or arising from North Point’s engagement.

ITEM 6.	Interest in Securities of the Subject Company

Except as described below, no transactions in Shares have been effected during the past 60 days by Pyramid or, to the knowledge of Pyramid, by any executive officer, director, affiliate or subsidiary of Pyramid, other than the execution and delivery of (i) the Tender Agreement, and (ii) the Merger Agreement.

Pursuant to the Company’s Non-Employee Director Stock Option Plan, each non-employee director (all directors except Scott S. Barnum) immediately following the Annual Meeting of Shareholders automatically receives an option grant to purchase 5,000 Shares. The exercise price of each option is the closing price of the Shares on Nasdaq on the date of the Annual Meeting and is fully vested and exercisable as of that date. Accordingly each non-employee director was granted an option to purchase 5,000 Shares on May 27, 2008 at an exercise price of $2.59 per Share.

ITEM 7.	Purposes of the Transaction and Plans and Proposals

Except as set forth herein or in the Offer to Purchase, Pyramid is not currently undertaking or engaging in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of Pyramid’s securities by Pyramid, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving Pyramid; (iii) any purchase, sale or transfer of a material amount of assets of Pyramid; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Pyramid.

Except as set forth herein or in the Offer to Purchase, there are no transactions, resolutions of the Board of Directors of Pyramid, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	Additional Information

Section 14(f) Information Statement

The Information Statement attached hereto as Annex B and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Pyramid Board, other than at a meeting of Company shareholders, as described in “Item 3 — Past Contacts, Transactions and Negotiations and Agreements.”

The Pyramid Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the WBCA. Except as described in the paragraph immediately below, approval of the Merger Agreement and the Merger requires the affirmative vote of at least 66 2/3% of the total number of Shares outstanding and entitled to vote, under the WBCA.

Under Section 23B.11.040 of the WBCA, if Merger Sub acquires, pursuant to the Offer, and pursuant to its acquisition of additional Shares pursuant to the Top-Up Option, if applicable, at least 90% of the outstanding Shares, Parent and Merger Sub will be able to effect the Merger after consummation of the Offer, without a vote by Pyramid’s shareholders.

Consummation of the Offer by Merger Sub is conditioned upon, among other things, the valid tender of not less than 66 2/3% of the total number of outstanding Shares, on a fully diluted basis, pursuant to such Offer. However, the Merger Agreement provides that Merger Sub may waive this requirement, but only if there shall have been validly tendered at least a majority of the total number of outstanding shares, on a fully diluted basis (such number of shares is defined in the Merger Agreement as the “Minimum Condition”).

If shares in excess of the Minimum Condition, but less that 90% of the total outstanding Shares, are validly tendered in the Offer, Pyramid will schedule a special meeting of the Company’s shareholders to consider and approve the Merger. Pyramid will provide each shareholder who did not tender his or her Shares in the Offer a proxy statement or an information statement, as the case may be, in connection with such special meeting. If Merger Sub acquires at least 66 2/3% of the total number of outstanding Shares in the Offer, Pyramid will not solicit shareholder proxies because Merger Sub will have acquired in the Offer at least 66 2/3% of the total number of outstanding Shares and the approval of the Merger will be assured.

Dissenters’ Rights

Under provisions of Washington law (Chapter 23B.13 of the WBCA), shareholders have the right to dissent from the Merger and to receive payment in cash of the “fair value” of their Shares.

Failure of a shareholder to comply strictly with the statutory requirements will result on loss of his or her dissenter’s rights.  No advice can be given as to the ultimate value that an appraiser may place upon the Shares held by those who choose to dissent. Accordingly, Pyramid shareholders are strongly encouraged to consult with a knowledgeable professional advisor before exercising their dissenter’s rights.

As described above, if Merger Sub acquires, pursuant to the Offer and the Top-Up Option, if applicable, at least 90% of the outstanding Shares, Parent and Merger Sub will be able under Washington law to effect the Merger without a vote by Pyramid’s shareholders. In such event, Parent and Merger Sub will, within 10 days after the effective date of the Merger, deliver to all Pyramid shareholders who did not tender their Shares in the Offer, a notice which:

•	States where the payment demand must be sent and where and when stock certificates must be deposited;

•	Supplies a form for demanding payment that includes, among other things, the date of the first announcement of the proposed terms of the Offer and the Merger and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the Shares before that date;

•	Sets a date by which the Parent and Merger Sub must receive the payment demand, and

•	Be accompanied by a copy of the relevant provisions of the WBCA.

As described above, if Merger Sub acquires, pursuant to the Offer and the Top-Up Option, if applicable, in excess of 66 2/3% of the outstanding Shares, but less than 90% of the outstanding Shares, Pyramid will schedule a special shareholders’ meeting to approve the Merger Agreement and the Merger. As described above, in such event, an information statement regarding the special shareholders’ meeting and the actions to be taken at such special meeting will be sent to each Pyramid shareholder who did not tender his or her Shares in the Offer. Such information statement will provide a summary of the provisions of the WBCA governing the exercise of dissenters’ rights and will be accompanied by a copy of the statutory provisions, but will not solicit shareholder proxies.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition, and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its director and officers, their remuneration, stock options granted to them, the principal holders of its securities, and any other material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the website maintained by the SEC at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information in this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9.	Exhibits

Exhibit No.	Exhibit

(a)(1)(i)	Offer to Purchase dated July 2, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on July 2, 2008)
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on July 2, 2008)
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on July 2, 2008)
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on July 2, 2008)
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on July 2, 2008)
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on July 2, 2008)
(a)(1)(vii)	Letter to Shareholders of Pyramid, dated July 2, 2008 (filed herewith)*
(a)(1)(viii)	Opinion of North Point Advisors LLC, dated June 27, 2008 (included as Annex A to this Schedule 14D-9) (filed herewith)*
(a)(1)(ix)	Information Statement of Pyramid, dated July 2, 2008 (included as Annex B to this Schedule 14D-9) (filed herewith)*
(a)(5)(i)	Presentation at 2008 Annual Shareholders Meeting (incorporated by reference to Pyramid’s Schedule 14D9-C filed by Pyramid with the Securities and Exchange Commission on May 27, 2008)
(a)(5)(ii)	Press Release issued in connection with execution of Letter of Intent (incorporated by reference to Exhibit (a)(1)(A) to Pyramid’s Schedule 14D9-C filed by Pyramid with the Securities and Exchange Commission on April 29, 2008)
(a)(5)(iii)	Letter of Intent between Pyramid and Magic Hat dated April 29, 2008 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Pyramid with the Securities and Exchange Commission on April 29, 2008)
(a)(5)(iv)	Joint press release issued by Parent and Pyramid, dated June 27, 2008 announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Pyramid with the Securities and Exchange Commission on June 30, 2008)
(a)(5)(v)	Joint Press Release issued by Parent and Pyramid, dated July 2, 2008 announcing the commencement of the Offer (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Pyramid with the Securities and Exchange Commission on July 2, 2008)
(a)(5)(c)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on July 2, 2008)

Exhibit No.	Exhibit

(e)(1)(i)	Tender and Support Agreement between Magic Hat and certain shareholders of Pyramid, dated April 28, 2008 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent, Merger Sub and Magic Hat with the Securities and Exchange Commission on July 2, 2008)
(e)(1)(ii)	Agreement and Plan of Merger dated as of June 27, 2008 by and Among Pyramid, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Pyramid with the Securities and Exchange Commission on June 30, 2008.)
(e)(1)(iii)	Mutual Nondisclosure Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on July 2, 2008)

Annex A	.	Opinion of North Point Advisors LLC dated June 27, 2008
Annex B	.	Information Statement of Pyramid Breweries Inc. dated July 2, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of July 2, 2008 that the information set forth in this statement is true, complete and correct.

PYRAMID BREWERIES INC.

By:
Scott S. Barnum
President and Chief Executive Officer

Annex A

NORTH POINT ADVISORS
  Mergers and Acquisitions
580 California Street, Suite 2000, San Francisco, CA 94104 Tel: 415.358.3500 Fax: 415.358.3555

June 27, 2008

Board of Directors
Pyramid Breweries Inc.
91 South Royal Brougham Way
Seattle, WA 98134

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Pyramid Breweries Inc. (the “Company”), of the Cash Consideration (as defined below), pursuant to a draft of the Agreement and Plan of Merger, dated as of June 26, 2008 (the “Agreement”), to be entered into among the Company, Independent Brewers United, Inc. (“Parent”), PMID Merger Sub, Inc. (“Merger Sub”), a newly formed wholly-owned subsidiary of Parent and Magic Hat Brewing Company & Performing Arts Center, Inc. (“Magic Hat”). The Agreement provides that, among other things, (i) Merger Sub will commence a cash tender (the “Tender Offer”) for all of the issued and outstanding shares of Company Common Stock at a purchase price of $2.75 per share in cash (the “Cash Consideration”), and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”, and together with the Tender Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock will be converted into the right to receive the Cash Consideration, except for dissenting shares, shares of Company Common Stock held in the treasury of the Company or owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent or the Company. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated June 26, 2008; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects on a stand alone basis; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed, without independent verification, that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We are not legal, tax, or regulatory advisors. We are financial advisors only and we have relied, with your consent and without independent verification, on the advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, any potential delisting of the Company Common Stock from the Nasdaq Global Market, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. In addition, we have assumed that the Tender Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect this opinion and the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to render an opinion to the Board of Directors of the Company and we will receive an opinion fee, which is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and Magic Hat for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, Magic Hat or entities that are affiliated with the Company or Magic Hat, for which we would expect to receive compensation. In particular, we have an engagement letter with the Company pursuant to which we were engaged by the Company as its financial advisor in connection with the possible sale of certain of its assets.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares in connection with the Transaction or how such stockholder should vote on any matter relating to the Transaction or any other matter. This opinion may not be disclosed, referred to, published or otherwise used (in whole or in part), nor may any public references to us be made, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any solicitation/recommendation statement or proxy statement of the Company filed with the Securities and Exchange Commission in connection with the Tender Offer or the Merger. This opinion has been approved for issuance by the Opinion Committee of North Point Advisors LLC.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Cash Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Parent’s, Merger Sub’s or Magic Hat’s ability to fund the Cash Consideration or any other terms contemplated by the Agreement or the fairness of the amount or nature of compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to the holders of Company Common Stock (other than Magic Hat and its affiliates, if any).

Sincerely,

/s/ NORTH POINT ADVISORS LLC

NORTH POINT ADVISORS LLC

Annex B

PYRAMID BREWERIES INC.
91 South Royal Brougham Way
Seattle, Washington 98134
(206) 682-8322

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is mailed on or about July 2, 2008, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Pyramid Breweries Inc. (“Pyramid” or the “Company”) to the holders of record of shares of the common stock, par value $0.01 per share (the “Common Stock”), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by PMID Merger Sub, Inc. (“Merger Sub”) to a majority of seats on the board of directors of the Company (the “Board”).

On June 26, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Independent Brewers United, Inc. (“Parent”), PMID Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”) and Magic Hat Brewing Company & Performing Arts Center, Inc. (“Magic Hat”). Pursuant to the Merger Agreement, Parent and Merger Sub have commenced a cash tender offer to purchase all of the issued and outstanding shares of Common Stock of the Company (the “Shares”), in exchange for $2.75 per Share, net to the sellers in cash (the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on July 2, 2008.

The Merger Agreement provides that, among other things, following consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the Washington Business Corporation Act (“WBCA”), Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each outstanding Share (other than Shares in respect of which appraisal rights have been exercised and perfected in accordance with the WBCA and Shares held by the Company, Parent or Merger Sub will be converted into the right to receive an amount in cash, without interest and subject to any required withholding of taxes, equal to the Offer Price.

Further, the Merger Agreement provides that at the effective time of the Merger, each outstanding Pyramid stock option, whether vested or unvested, will be cancelled in exchange for a payment to the holder thereof of an amount in cash equal to the amount, if any, by which the Offer Price exceeds the exercise price of such stock option. Upon the closing of the Offer, all outstanding shares of restricted stock will no longer be subject to forfeiture and all restrictions on the shares of restricted stock will lapse.

The following tables set forth the amounts that would be received by our directors and executive officers with respect to (i) their options that are exercisable and outstanding immediately prior to the Effective Time with an exercise price less than $2.75, and (ii) their shares of restricted stock and restricted stock units (assuming not previously tendered in the Offer):

			Total $ to be	Total $ to be	Total $ to be
	Net $ to be	Net $ to be	Received for	Received for	Received for
	Received for	Received for	Vested	Unvested	Options and
	Vested	Unvested	Restricted	Restricted	Restricted
Name	Options(1)	Options	Shares	Shares*	Shares

Scott Barnum	$2,650	$0	$27,500	$217,250	$247,400	(2)
Michael O’Brien	0	0	11,000	77,000	88,000
Mark House	32,100	0	11,000	66,000	109,100
Tim McGettigan	0	0	11,000	68,750	79,750
Jurgen Auerbach	800	0	0	0	800
Kurt Dammeier	8,950	0	0	0	8,950
George Hancock	11,600	0	0	0	11,600
Helen Rockey	800	0	0	0	800
David Rostov	800	0	0	0	800
Scott Svenson	8,950	0	0	0	8,950

(1)	Reflects only in-the-money options.

(2)	Does not include the value of the tax gross up paid to Mr. Barnum on the restricted shares pursuant to Mr. Barnum’s employment agreement in the amount of $136,184.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex B, which was filed by the Company with the SEC on July 2, 2008 and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Merger Sub commenced the Offer on July 2, 2008. As set forth in the Offer to Purchase, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 30, 2008, unless Merger Sub extends it.

Parent and Merger Sub provided the information in this Information Statement concerning Parent, Merger Sub and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its holder to one vote. As of June 30, 2008, 9,160,085 Shares were issued and outstanding.

RIGHT TO DESIGNATE DIRECTORS; DESIGNEES

Right to Designate Directors

Subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the Merger Agreement provides for Merger Sub’s designation of directors to the Company’s Board upon the acceptance for payment of Shares by

Merger Sub pursuant to the Offer (the “Appointment Time”). Merger Sub is entitled under the Merger Agreement to designate three persons to serve as directors of the Company (the “Designees”). The Merger Agreement provides that the Company will, at the Appointment Time, (i) seek the resignations of all but two of the existing directors(such existing directors having agreed, pursuant to the Merger Agreement, to resign when required), and (ii) decrease the size of the Board to five members. Accordingly, the Designees will constitute a majority of the members of the Company’s Board. The Merger Agreement similarly requires the Company, upon Merger Sub’s request, to cause the persons designated by Merger Sub to constitute a majority of the members of each Board committee.

In the event that Merger Sub’s Designees are elected or designated to the Company’s Board, then, until the Effective Time, the Company shall cause the Board to have as members two directors who are Independent Incumbent Directors (as defined in the Merger Agreement). If either Independent Incumbent Director is unable to serve due to death or disability or any other reason, the remaining Independent Incumbent Director will be entitled to elect or designate another individual who serves as a director on the date of the Merger Agreement (provided that each such individual meets the independence requirements of the rules of the SEC and Nasdaq) to fill the vacancy, and such director will be deemed to be an Independent Incumbent Director for purposes of the Merger Agreement.

Information with Respect to the Designees

Merger Sub has determined the persons described below will serve as the Designees. The information provided below was provided by Parent and Merger Sub for inclusion in this Information Statement and the Company has not made any independent verification of, and makes no representation as to, its accuracy or completeness. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Designees currently is a director of, or holds any positions with, the Company. Merger Sub has advised the Company that, to the best of Merger Sub’s knowledge, except as set forth below, none of the Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Company, Parent, Merger Sub or Magic Hat that have been described in the Schedule TO or the Schedule 14D-9.

The Designees

The name and present principal occupation and five-year employment history of each of the individuals who will serve as Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each is 431 Pine Street, Suite G-14, Burlington, VT 05401 and the telephone number at that address is (802) 658-2739.

Present Principal Occupation or Employment and
Name	Five-Year Employment History

R. Martin Kelly	2004 – Present: President, CEO and Director — Magic Hat Brewing Company & Performing Arts Center, Inc.

1999 – 2004: President, CEO and Chairman of the Board — Pyramid Breweries Inc., Seattle, WA

Alan S. Newman	1994 – Present: Conductor of Cosmic Symphonies, Magic Hat Brewing Company & Performing Arts Center, Inc.

Gregory G. Gatta	2005 – Present: Managing Director & Senior Portfolio Manager, Basso Capital Management, L.P., Stamford, CT

2002 – 2005: Vice President, Pegasus Capital Advisors, L.P., Cos Cob, CT

CURRENT BOARD OF DIRECTORS

The Company’s Board is presently composed of the following members:

Name	Age	Position with Company

George Hancock(1)	63	Chairman of the Board
Scott Barnum	52	President, Chief Executive Officer and Director
Jurgen Auerbach(2)	37	Director
David Rostov(3)	42	Director
Scott Svenson(2)	42	Director
Kurt Dammeier(1)	49	Director
Helen Rockey(4)	52	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Chairman of the Audit Committee

(4)	Chairman of the Compensation Committee

All directors hold office until the next annual meeting of stockholders or until their successors are elected and qualified; vacancies and any additional positions created by board action are filled by action of the existing Board.

Juergen Auerbach.  Mr. Auerbach has been a director since May 2007. Mr. Auerbach served as the Chief Financial Officer of Ghirardelli Chocolate Company, a manufacturer of premium chocolates from May 2000 through June 2006. Prior to joining Ghirardelli, he served as the Corporate Controller of Lindt & Sprungli Group in Zurich, Switzerland. Mr. Auerbach earned his MBA equivalent degree in Finance and Business Management at the University of Zurich, Switzerland, and his Bachelor’s Degree equivalent degree at the Winterthur School of Business in Switzerland. Mr. Auerbach served on the boards of several business associations.

Scott S. Barnum.  Mr. Barnum has been President and Chief Executive Officer of the Company since June 2006. Mr. Barnum previously served as a director from February 1999 until June 2006. Prior to that time, since July 2002, Mr. Barnum served as the President of Cocoa Pete’s Chocolate Adventures, a premium chocolate company founded by the creator of Pete’s Wicked Ale. In February 2001, he co-founded Plan B, a consumer marketing consultancy and “think tank” and was its Managing Partner from February 2001 to July 2002. From January 1999 to February 2000, Mr. Barnum was Vice President/General Manager - International for eBay Inc, an online auction company. From June 1996 to September 1998, Mr. Barnum served as President and Chief Operating Officer of Pete’s Brewing Company, formerly the nation’s second largest brewer of craft beers. His beer background also includes four years with Miller Brewing Company (Miller), where he held several senior level marketing management appointments and where he ultimately launched and became General Manager of Miller’s specialty beer division. Prior to Miller, Mr. Barnum spent eight years in brand management with PepsiCo Inc., a food and beverage company, in its soft drink and snack divisions, both domestically and internationally. Mr. Barnum earned a Master’s in Business Administration from Columbia University and a Bachelor’s of Business Administration Degree from Pacific Lutheran University.

Kurt Dammeier.  Mr. Dammeier has been a director since June 1999 and also served as our Chairman of the Board from December 1999 until May 2001. Mr. Dammeier is a private investor and sole manager of Sugar Mountain Capital, LLC, an investment company. Mr. Dammeier was President and Chief Executive Officer of Quebecor Integrated Media, an information services company. Mr. Dammeier earned a Bachelor’s Degree from Washington State University.

George Hancock.  Mr. Hancock has been a director of the Company since 1989. Mr. Hancock served as our Chief Executive Officer from May 1992 until his retirement in December 1999, and as our Chairman of the Board from January 1997 to December 1999, as well as our interim Chief Executive Officer from February 2004 to August 2004 and Chairman of the Board since February 2004. Mr. Hancock previously served as our Chairman of the Board from July 1989 until July 1995. Since June 2005, Mr. Hancock has been President of Electrotechnology, Inc., a marine electrical contracting company. He was President of Penknife Computing, Inc., a computer software company, from 1988 to May 1992. Mr. Hancock was previously employed by the international accounting firm of Coopers & Lybrand, where he was primarily responsible for management consulting projects. Mr. Hancock was also the founder of two startup software companies in England and the United States. He was awarded a Master’s in Business Administration by Cranfield Institute of Technology, England in 1981. He qualified as an accountant in England in 1967.

Helen Rockey.  Ms. Rockey has been a director since November 2006. Ms. Rockey is Vice Chair of Sababa Group Inc, an international toy and game company. Ms. Rockey was previously the Chief Executive Officer of Front Porch Classics, a privately-owned Seattle-based company that develops, manufacture and markets family, classic and coffee table games. Prior to that time, Ms. Rockey founded Wildbleutm, a privately-owned company that designs and sells sleepwear, where she also currently serves as a board member. She previously held CEO positions at athletic footwear retailer, Just for Feet, and worldwide athletic footwear and apparel company, Brooks Sports. She also served six years as a director of the Federal Reserve Board of San Francisco, Seattle Branch. Ms. Rockey received her Bachelor’s degree in Economics, and her Master’s Degree in Business Administration, both from the University of Washington, and serves on the school’s advisory board.

David Rostov.  Mr. Rostov has been a director since February 2007. Mr. Rostov currently serves as CEO of Lighthouse Document Technologies. Prior to that time, Mr. Rostov served as the Chief Financial Officer of InfoSpace, Inc. between 2003 and 2006. Prior to that, he was the Chief Financial Officer of Apex Learning Inc., and previously served as the Chief Financial Officer of drugstore.com, inc. and Nextel International, Inc. Mr. Rostov received his Bachelor’s Degree in Economics from Oberlin College, and his Master’s Degree in Business Administration and Master’s Degree in Public Policy from the University of Chicago.

Scott Svenson.  Mr. Svenson has been a director since August 2001. Since January 2002, Mr. Svenson has been Chairman and Managing Partner of The Sienna Group, a private investment group based in Seattle and London. From February 1999 to October 1999, Mr. Svenson was President of Starbucks Europe, a retail coffee company, during which time he authored its European Strategic Plan, and from May 1998 to February 1999 was President of Starbucks UK. In 1994 Mr. Svenson co-founded Seattle Coffee Company, the first gourmet coffee retailer and wholesaler in the United Kingdom, which he built to over 70 locations before selling the company to Starbucks in early 1998. Mr. Svenson previously served as Deputy Chief Executive of CrestaCare plc, the third largest long-term healthcare provider in the UK and as an advisor to high growth, middle market companies with Apax Partners and Drexel Burnham Lambert, investment banking firms. Mr. Svenson earned a Bachelor’s Degree from Harvard University.

Director Independence

The Board has analyzed the independence of each current director in accordance with the Nasdaq rules and has determined that the following members of the Board meet the applicable laws and listing standards regarding “independence” required by Nasdaq, and that each such director is free of relationships that would interfere with the individual exercise of independent judgment. Based on these standards, the Board determined that each of the following non-employee directors is independent and has no relationship with the Company, except as a director and shareholder:

Jurgen Auerbach	Helen Rockey
Kurt Dammeier	David Rostov
George Hancock	Scott Svenson

In addition, based on such standards, the Board determined that Scott Barnum, our President and Chief Executive Officer is not an independent director. George Hancock, who served as our interim Chief Executive Officer from February 2004 to August 2004, became an independent director effective August 2007, on the third anniversary of the termination of his service as an executive officer of the Company.

Committees of the Board of Directors and Meeting Attendance

The Board is responsible for the management and direction of the Company and for establishing broad corporate policies. The Board held seven meetings during 2007. No director attended fewer than 75% of the aggregate number of Board meetings and Board committee meetings of which he or she was a member in 2007. The Company has a policy of encouraging, but not requiring, its Board members to attend annual meetings of stockholders. Messrs. Hancock, Barnum, and Auerbach and Ms. Rockey attended the Company’s annual meeting of stockholders held May 27, 2008.

The Board has a standing Audit Committee and a standing Compensation Committee, as described herein. The Board does not currently have a standing nominating committee or charter since the relatively small size of the Board allows the entire Board to carry out nominating responsibilities. During the fiscal year ended December 31, 2007, the Audit Committee met seven times and the Compensation Committee met nine times. No member of either of the committees is an employee of the Company. The Audit Committee and Compensation Committee are each governed by charters, which can be accessed by visiting the Company’s Website and clicking on the “Investor Information” link within the “About Pyramid” section on the Company’s home page (www.pyramidbrew.com), or by writing to: Pyramid Breweries Inc., c/o the Corporate Secretary, 91 South Royal Brougham Way, Seattle, Washington 98134.

Audit Committee.  The Audit Committee, governed by its charter, represents and assists the Board in fulfilling its oversight responsibility relating to the quality and integrity of the Company’s corporate accounting and financial reporting practices. Each current member of the Audit Committee is independent within the meaning of the Nasdaq Marketplace Rules. Additionally, each Audit Committee member is “financially sophisticated” under applicable Nasdaq rules. The Board has determined that each member serving on the Audit Committee meets the definition of “financial expert” within the meaning of applicable SEC rules.

The Audit Committee is responsible for the oversight of the quality and integrity of the Company’s financial statements, its compliance with legal and regulatory requirements, the qualifications and independence it its independent auditors and other significant financial matters. In discharging its duties, the Audit Committee is expected to, among other things:

•	have the sole authority to appoint, retain, compensate, oversee, evaluate and replace the independent auditors;

•	review and approve the engagement of independent auditors to perform audit and non-audit service and related fees;

•	meet independently with management and the independent auditors to review and discuss the financial statements and financial disclosure;

•	review the integrity of the financial reporting process;

•	review and approve related person transactions; and

•	maintain procedures for the receipt, retention and treatment of complaints regarding financial matters.

Compensation Committee.  The Compensation Committee, governed by its charter, reviews the performance of the Company’s Chief Executive Officer (“CEO”) and other key employees and determines, approves and reports to the Board on the elements of their compensation and long-term equity based incentives. In determining the CEO and executive officer compensation, the Committee evaluates several performance factors, including the Company’s financial results and the levels of compensation of the Company’s peers, and recommends to the Board salaries and bonuses for the Company’s executive officers. The Committee is also responsible for administering the Company’s equity incentive plans.

Background of Executive Officers

The following sets forth certain information regarding our executive officers at the date of this Information Statement, who are not directors.

Name	Offices Held	Date of First Election	Age

Mark House	Vice President — Operations	March 2008(1)	49
Tim McGettigan	Vice President — Sales	December 2007(2)	39
Michael O’Brien	Chief Financial Officer, Vice President of Finance, Secretary	September 2006	41

(1)	Formerly Vice President — Brewery Operations

(2)	Formerly Regional Sales Director of the South

All executive officers serve at the discretion of the Board.

Mark House.  Mr. House has been Vice President — Operations since March 2008. Mr. House is responsible for directing the operational performance of the two full production breweries, the five alehouse restaurants and the three small batch brewing facilities at our alehouse restaurants. Mr. House had been Vice President — Brewery Operations since July 2001, responsible for directing the performance of the two full production breweries and three small batch brewing facilities at our alehouse restaurants, as well as purchasing, transportation, product development, forecasting, and facility issues. Mr. House had been Director of Corporate Operations since 1999, responsible for quality assurance, product development, forecasting and distribution. He joined the Company in 1996 as Manager of Distribution/Production. Prior to joining the Company, Mr. House had 14 years of brewing industry experience with the G. Heileman Brewing Co. (Heileman). As Distribution Manager for Heileman, Mr. House was responsible for warehousing/distribution, production planning, and customer service for both the Rainier Brewery in Seattle, Washington and Henry Weinhards Brewery in Portland, Oregon. Mr. House earned a Bachelor’s Degree from Washington State University.

Tim McGettigan.  Mr. McGettigan was appointed Vice President of Sales in December 2007. Mr. McGettigan is responsible for directing all sales, account management, distribution and market development activities to ensure long term profitable growth. Mr. McGettigan had been the Company’s Regional Sales Director of the South since October 2006, responsible for managing the Southwest and Eastern Regions. He joined the Company in 1995 as Regional Sales Manager for the Southwest Region. Prior to joining the Company, Mr. McGettigan had four years with Heublein Inc., responsible for managing its wine and spirit portfolio in California. Mr. McGettigan earned a Bachelor’s Degree from the University of California, Santa Barbara and a Master’s degree of Business Administration from the University of Phoenix.

Michael O’Brien.  Mr. O’Brien was appointed Chief Financial Officer, Vice President of Finance, and Secretary in September 2006. Mr. O’Brien was formerly the Chief Financial Officer of Seattle-based Medisystems Corporation, which designs manufactures, imports and distributes medical device products. Prior to that, from 1999 to 2002, Mr. O’Brien held positions of Corporate Controller and Chief Financial Officer of Flow International Corporation, which develops and manufacturers ultrahigh-pressure waterjet technology, and provides robotics and assembly equipment. He began his financial career with KPMG. Mr. O’Brien is a Certified Public Accountant and holds a Bachelor’s Degree in Administration from Western Washington University and a Master’s degree of Business Administration from Seattle University.

Code of Ethics

We have adopted a Code of Ethics, as required by Nasdaq listing standards and the rules of the SEC, for Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer, Controller, Vice President of Finance and Chief Accounting Officer and persons performing similar functions. Our Code of Ethics for Senior Financial Officers is posted on our website. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding any amendment to or waiver of the Code of Ethics with respect to the covered persons by posting such information on its website.

Code of Conduct

We have adopted a general Code of Conduct, as required by Nasdaq listing standards and the rules of the SEC, which applies to all of our employees. Our Code of Conduct is posted on our website.

Report of the Audit Committee

The following report of the Audit Committee is not to be deemed “soliciting material” or deemed to be filed with the SEC or subject to Regulation 14A of the Exchange Act, except to the extent specifically requested by the Company or incorporated by reference in documents otherwise filed.

The Audit Committee operates under a written charter adopted by the Company’s Board of Directors.

The Audit Committee is responsible for providing independent oversight of the Company’s accounting functions and internal controls. The responsibilities of the Audit Committee include recommending to the Board an accounting firm to be retained as the Company’s independent registered public accounting firm. As appropriate, the Audit Committee meets and consults with the Company’s management and independent registered public accounting firm to review and evaluate the Company’s financial statements and the disclosures contained in those statements and to monitor and oversee the Company’s internal control system, its accounting and financial reporting process, its independent audit function and its compliance with applicable laws and regulations.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to assure compliance with accounting standards, applicable laws and regulations. The Company’s independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Audit Committee members are not professional accountants or auditors, and are not responsible for conducting reviews of auditing or accounting procedures, nor can the Audit Committee certify that the independent auditor is “independent” under applicable rules. The Audit Committee serves a Board-level oversight role in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with the auditors and the experience of the Audit Committee’s members in business, financial, and accounting matters.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and with the independent auditors. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, and by the final rules implementing the provisions of Section 204 of the Sarbanes-Oxley Act of 2002.

The Audit Committee has also received the letter, which includes the written disclosures from the Company’s independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the independent registered public accounting firm that firm’s independence.

Based upon the Audit Committee’s discussions with management and the independent registered public accounting firm and its review of the representations of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission.

Audit Committee Members

David Rostov (Chair) ♦ Jurgen Auerbach ♦ Scott Svenson

Director Nomination Procedures

The Board of Directors does not currently have a standing nominating committee or a charter since the relatively small size of the Board allows for the entire Board to carry out nominating responsibilities. A majority of our independent directors must recommend nominees for selection by the entire Board. The Board has established Director Selection Guidelines for guidance in determining and identifying Director qualification requirements, Board composition criteria and the procedure for the selection of new Directors. Director selection guidelines can be obtained by writing the Company, c/o The Corporate Secretary. In accordance with the Director Selection Guidelines, the Board of Directors will review the following considerations, among others, in its evaluation of candidates for Board of Director nomination: personal and professional ethics training; commitment to fulfill the duties of the Board of Directors; commitment to understanding the Company’s business; commitment to engage in activities in the best interests of the Company; independence; diversity; industry knowledge and contacts; financial or accounting expertise; leadership qualities; public company board of director and committee experience; and other relevant qualifications. A director candidate’s ability to devote adequate time to Board of Directors and committee activities is also considered.

The Board of Directors will consider candidates recommended by shareholders. Shareholders wishing to suggest director candidates should submit their suggestions in writing to the Board of Directors, c/o the Corporate Secretary, providing the candidate’s name, biographical data and other relevant information outlined in the Director Selection Guidelines. The Board will review shareholder-recommended nominees based on the same criteria as its own nominees.

EXECUTIVE COMPENSATION

The following table shows compensation paid or accrued for our named executive officers for the fiscal year ended December 31, 2007. Named executive officers include the Chief Executive Officer and the two most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the last completed fiscal year. One additional executive officer was included as a named executive officer who was not serving as an executive officer at the end of the last completed fiscal year and another officer who resigned in March 2008. A list of the current officers of the Company is set forth above.

Summary Compensation Table

					Stock		Option		All Other
					Awards		Awards		Compensation		Total
Name and Principal Position	Year	Salary ($)		Bonus ($)	($)(1)		($)(2)		($)(3)		($)

Scott Barnum	2007	$225,009		$—	$29,849	(4)	$—		$77,304	(5)	$332,162
President and Chief Executive Officer	2006	129,789	(6)	44,000	4,999	(7)	12,850	(8)	31,414	(5)	223,052
Michael O’Brien	2007	164,616		—	13,478	(4)	5,218	(9)	1,532	(10)	184,844
Chief Financial Officer and Vice President of Finance	2006	36,923		16,000	—		—		—		52,923
Patrick Coll*	2007	138,988		16,800	10,861	(4)	—		4,659	(10)	171,308
Vice President, Alehouse Operations	2006	133,344		21,698	—		—		6,715	(10)	161,757
Gary McGrath**	2007	166,997		—	13,367	(11)	—		112,014	(12)	292,378
Vice President, Sales	2006	158,477		45,007	—		—		9,959	(10)	213,443

*	Resigned in March 2008

**	Resigned in December 2007

(1)	Represents the proportionate amount of the total fair value of the restricted stock awards recognized as an expense for financial accounting purposes which may include amounts from awards made in and prior to the years shown, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The amounts expensed and the assumptions used in determining the grant date fair values of these awards are set forth in the notes to our financial statements, which are included in the 10-K Report.

(2)	Represents the proportionate amount of the total fair value of the stock option awards recognized as an expense for financial accounting purposes, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The amounts expensed and the assumptions used in determining the grant date fair values of these awards are set forth in the notes to our financial statements, which are included in the 10-K Report.

(3)	Does not include amounts attributable to miscellaneous benefits or perquisites received by executive officers (with the exception of Mr. Barnum whose benefits and perquisites are itemized separately). The costs to the Company of providing such benefits to any one of these executive officers during the year ended did not exceed $10,000 in the aggregate.

(4)	Includes time-based restricted stock issued on January 1, 2007 that vest equally in 20% installments, beginning January 1, 2008, and on the next four anniversaries of that date as follows: Mr. Barnum 50,000 shares, Mr. O’Brien 20,000 shares and Mr. Coll 20,000 shares. Also includes performance-based restricted stock issued on January 1, 2007 that vested 100% on January 1, 2008 as follows: Mr. Barnum 7,000 shares and Mr. Coll 4,000 shares.

(5)	2007 amounts primarily include payments to Mr. Barnum relating to commuting between his home in California and our Corporate office in Washington of $12,952 for rental car and gas, apartment rental of $38,220, and $14,395 for airfare. In addition, Mr. Barnum received $7,475 for car allowance and $4,262 of contributions paid by Pyramid under the Company’s 401(k) plan to Mr. Barnum. 2006 amounts include payments to Mr. Barnum of $3,450 for car allowance, and costs for commuting of $5,325 for rental car and gas, apartment rental of $15,081, and $7,558 for airfare.

(6)	Includes $28,251 in director related fees paid to Mr. Barnum in 2006 prior to becoming the President and Chief Executive Officer of the Company effective June 30, 2006.

(7)	Represents the dollar value of the stock received by Mr. Barnum for half of his annual retainer as a director, the remainder of which was paid in cash and is included in the Salary column.

(8)	Mr. Barnum was granted an option to purchase 5,000 shares of Pyramid’s common stock under the Non-Employee Director Stock Option Plan in 2006, prior to Mr. Barnum becoming the President and Chief Executive Officer of the Company.

(9)	On November 1, 2007, pursuant to an amended employment agreement as detailed below, Mr. O’Brien was granted an option to purchase 100,000 shares of Pyramid’s common stock that will vest over four years; 25% on November 1, 2008, and the remaining vesting monthly in 1/36th increments following November 1, 2008.

(10)	Represents contributions paid by Pyramid under the Company’s 401(k) plan to Mr. O’Brien, Mr. Coll and Mr. McGrath.

(11)	Mr. McGrath received 15,934 shares of previously granted restricted stock with removal of restrictions effective upon resignation. Of the 15,934 shares issued, 4,214 shares were withheld by the Company to satisfy tax obligations. Mr. McGrath forfeited 8,066 unvested restricted stock shares when he resigned. The intrinsic value of the unvested awards forfeited upon resignation was $17,745 based on the closing price of our common stock on December 28, 2007.

(12)	In connection with Mr. McGrath’s resignation, and under the terms of his Separation Agreement and Release, he is entitled to receive $85,613 representing six months’ salary, payable bi-weekly over six months; and is entitled to receive health benefits from December 28, 2007 through June 27, 2008 valued at $4,750. In addition, the amount listed in the All Other Compensation column includes $8,480 of contributions paid by Pyramid under the Company’s 401(k) plan to Mr. McGrath, and $13,171 paid to Mr. McGrath for vacation earned but not used prior to termination.

Narrative to Summary Compensation Table and Additional Disclosure

Employment Contracts and Potential Payments Upon Termination

Scott Barnum Employment Agreement.  We entered into an employment agreement with Mr. Barnum dated November 9, 2006 as the President and Chief Executive Officer of the Company. The agreement was effective June 30, 2006, the date that Mr. Barnum was appointed President and Chief Executive Officer by the Board. Mr. Barnum’s employment agreement provides an annual base salary of $227,040 in 2007, a car allowance, and reasonable commuting expenses between California and Washington. Mr. Barnum also may receive a personal performance bonus of up to 40% of his base salary based on meeting certain financial targets and objectives in accordance with the Officer Incentive Compensation Plan (“OICP”) in effect. These financial targets and objectives were not achieved for the year ended December 31, 2007.

In addition, on January 1, 2007, Mr. Barnum received a restricted stock award for 50,000 shares of the Company stock pursuant to the terms of his employment agreement. The award shares are subject to forfeiture in the event Mr. Barnum’s employment is terminated prior to vesting, and vest equally in 20% installments, beginning January 1, 2008, and on the next four anniversaries of that date.

Mr. Barnum also received an annual performance restricted stock award for 7,000 shares effective January 1, 2007, to vest effective on the first anniversary of that date, which was awarded upon the filing of the December 31, 2006 10-K Report, based on the Company’s achievement of certain performance goals. Mr. Barnum was eligible for, but did not receive, an additional annual performance award on January 1, 2008 upon the filing of the December 31, 2007 10-K Report, as the Company did not achieve specified performance goals in 2007.

Mr. Barnum has the opportunity to receive additional annual performance awards for 49,000 shares, 14,000 shares upon the filing of each 10-K Report for the fiscal years 2008 — 2010, and an additional 7,000 shares upon the filing of the June 30, 2011 Form 10-Q Report, each of which will be based on the Company’s achievement of certain performance goals. The restricted stock awards will be subject to forfeiture restrictions that will lapse on the first anniversary of the date of issuance.

Scott Barnum Potential Payments Upon Termination.  If Mr. Barnum’s employment is terminated without cause, he will receive his annual base salary for a period of six months following the date of such termination, plus any incentive compensation bonuses for which he is eligible under the applicable plans, and medical benefits for a six month period following the date of such termination.

In addition if Mr. Barnum’s employment is terminated by the Company without cause or by Mr. Barnum for good reason (as defined in his employment agreement), or as a result of Mr. Barnum’s death or disability, Mr. Barnum will be issued the relevant annual restricted stock award and annual performance award, in the case of the annual performance award as if the relevant annual performance goal had been reached, prorated to the date his employment is terminated and granted as of the date his employment is terminated. In addition, forfeiture restrictions will lapse on an accelerated basis under certain circumstances in the event of a Company transaction or change in control as provided in the 2004 Plan, as described below.

As a result of the proposed Merger, Mr. Barnum’s employment will be terminated and accordingly, the severance payments set forth above will be triggered. Information relating to the severance payments that will be paid as a result of Mr. Barnum’s termination is set forth in the Schedule 14D-9, to which this Information Statement is attached and is incorporated herein by reference.

Michael O’Brien Employment Agreement.  We entered into an employment agreement dated September 25, 2006 with Mr. O’Brien as the Chief Financial Officer and Vice President of Finance of the Company. Mr. O’Brien’s employment agreement provided for an annual base salary of $166,000 in 2007 plus a car allowance.

We entered into an amended employment agreement dated October 17, 2007 with Mr. O’Brien. Under the terms of his amended employment agreement, Mr. O’Brien’s salary increased from $166,000 to $185,000 per year effective March 1, 2008. In addition, effective November 1, 2007, Mr. O’Brien was granted an option to purchase 100,000 shares of Pyramid’s common stock that will vest over four years; 25% on November 1, 2008, and the remaining vesting monthly in 1/36th increments following November 1, 2008.

Mr. O’Brien may receive a personal performance bonus of up to 40% of his respective base salary based on meeting certain financial targets and objectives in accordance with the OICP in effect. These financial targets and objectives were not achieved for the year ended December 31, 2007.

In addition, on January 1, 2007, Mr. O’Brien received a restricted stock award for 20,000 shares of the Company stock pursuant to the terms of his employment agreement. The award shares are subject to forfeiture in the event Mr. O’Brien’s employment is terminated prior to vesting, and vest equally in 20% installments, beginning January 1, 2008, and on the next four anniversaries of that date.

Mr. O’Brien was eligible for, but did not receive, an additional annual performance award effective January 1, 2008 upon the filing of the December 31, 2007 10-K Report, as the Company did not achieve specified performance goals in 2007.

Mr. O’Brien also has the opportunity to receive annual performance awards for an additional 16,000 shares to be granted in increments of 4,000 shares on the filing of each 10-K Report for the years ended 2008 — 2011, each of which will be based on the Company’s achievement of certain performance goals.

Michael O’Brien Potential Payments Upon Termination.  If Mr. O’Brien’s employment is terminated without cause any time after October 17, 2007 (the date of his revised employment agreement), he will receive his annual base salary for a period of six months following the date of such termination, plus any incentive compensation bonuses for which he is eligible under the applicable plans, and medical benefits for a six month period following the date of such termination.

In addition if Mr. O’Brien’s employment is terminated by the Company without cause or by Mr. O’Brien for good reason (as defined in his employment agreement), or as a result of Mr. O’Brien’s death or disability, Mr. O’Brien will be issued the relevant annual restricted stock award and annual performance award, in the case of the annual performance award as if the relevant annual performance goal had been reached, prorated to the date his employment is terminated and granted as of the date his employment is terminated. In addition, forfeiture restrictions will lapse on an accelerated basis under certain circumstances in the event of a Company transaction or change in control as provided in the 2004 Plan, as described in below.

As a result of the proposed Merger, Mr. O’Brien’s employment will be terminated and accordingly, the severance payments set forth above will be triggered. Information relating to the severance payments that will be paid as a result of Mr. O’Brien’s termination is set forth in the Schedule 14D-9, to which this Information Statement is attached and is incorporated herein by reference.

Patrick Coll Employment Agreement.  Mr. Coll’s employment agreement provided for an annual base salary of $140,000 in 2007, plus a car allowance. Mr. Coll was eligible to receive an annual bonus of up to 40% of his base salary based on meeting certain financial targets and objectives in accordance with the OICP in effect and received $16,800 in conjunction with achieving certain financial targets and objectives for the year ended December 31, 2007.

In addition, on January 1, 2007, Mr. Coll received a restricted stock award for 20,000 shares of Company common stock pursuant to the terms of his employment agreement. The award shares were subject to forfeiture in the event Mr. Coll’s employment was terminated prior to vesting, and vest equally in 20% installments, beginning January 1, 2008, and on the next four anniversaries of that date.

Mr. Coll also received an annual performance restricted stock award for 4,000 shares effective January 1, 2007, that vested effective on the first anniversary of that date, which was awarded upon the filing of the December 31, 2006 10-K Report based on the Company’s achievement of certain performance goals. Mr. Coll was eligible for, but did not receive, an additional annual performance award on January 1, 2008 upon the filing of the December 31, 2007 10-K Report, as the Company did not achieve specified performance goals in 2007.

Patrick Coll Payments in 2008 Upon Termination.  Mr. Coll resigned as the Company’s Vice President — Alehouse Operations effective March 7, 2008. In connection with his resignation and under a Separation Agreement and Release between Mr. Coll and Pyramid dated March 5, 2008, Mr. Coll received six months’ salary and health benefits payable in bi-weekly increments, and the accelerated lapse of forfeiture restrictions on a previously granted restricted stock award for 9,464 shares. Of the 9,464 shares issued, 4,045 shares were withheld for tax obligations by the Company. The remaining 6,536 shares of the 24,000 shares initially granted on January 1, 2007 were forfeited by Mr. Coll upon termination.

Gary McGrath Employment Agreement.  Mr. McGrath’s employment agreement provided for an annual base salary of $171,225 in 2007, plus a car allowance. Mr. McGrath was eligible to receive an annual bonus of up to 40% of his base salary based on meeting certain financial targets and objectives in accordance with the OICP in effect. These financial targets and objectives were not achieved for the year ended December 31, 2007.

In addition, on January 1, 2007, Mr. McGrath received a restricted stock award for 20,000 shares of Company common stock pursuant to the terms of his employment agreement. The award shares were subject to forfeiture in the event Mr. Coll’s employment was terminated prior to vesting, and vest equally in 20% installments, beginning January 1, 2008, and on the next four anniversaries of that date.

Mr. McGrath also received an annual performance restricted stock award for 4,000 shares effective January 1, 2007, that vested effective on the first anniversary of that date, which was awarded upon the filing of the December 31, 2006 10-K Report based on the Company’s achievement of certain performance goals.

Gary McGrath Payments in 2007 Upon Termination.  Effective December 28, 2007, Mr. McGrath resigned as the Company’s Vice President — Sales. In connection with his resignation and under a Separation Agreement and Release between Mr. McGrath and Pyramid dated November 29, 2007, Mr. McGrath received six months’ salary and health benefits payable in bi-weekly increments, and the accelerated lapse of forfeiture restrictions on a previously granted restricted stock award for 15,934 shares. Of the 15,934 shares issued, 4,214 shares were withheld for tax obligations by the Company. The remaining 8,066 shares of the 24,000 shares initially granted on January 1, 2007 were forfeited by Mr. McGrath upon termination. The total severance amounts paid under Mr. McGrath’s Separation Agreement and Release are detailed in the “Summary Compensation Table.”

Cash Bonus Programs

At the beginning of each year, the Committee adopts an Officer Incentive Compensation Plan (“OICP”) for that fiscal year that consists of two bonus programs: an annual incentive plan award (“AI”) and an annual Performance Incentive Plan (“PIP”) bonus. The Committee also approves annual budgeted, total and adjusted performance targets for bonuses to be paid under the AI and PIP. The OICP applied to covered executive officers during 2007. However, on May 9, 2008, the Compensation Committee discontinued the OICP for the 2008 fiscal year. For the 2008 fiscal year, and until reinstatement of the OICP in the Compensation Committee’s discretion, the OICP has been replaced by the 2008 Gain Sharing Plan, which is available to all salaried and certain hourly employees of the Company.

Long-Term Equity Incentive Compensation

The Compensation Committee administers the Company’s equity incentive plans, including the Company’s 2004 Equity Incentive Plan (the “2004 Plan”), which was approved by the Company’s shareholders at the annual shareholder meeting in 2004, under which the Compensation Committee may grant equity or cash-based awards to the Company’s executive officers, including incentive and non-qualified stock options, restricted stock awards, stock appreciation rights and performance awards. Stock options under the 2004 Plan expire ten years from the date of grant, and must have an exercise price of not less than the fair market value of Pyramid stock at the time of grant, as determined by the Board of Directors or the Compensation Committee. Restricted stock awards are generally subject to forfeiture over a vesting period established by the Compensation Committee.

The Company’s executive officers were also eligible to participate in the Company’s Employee Stock Purchase Plan (“the Purchase Plan”). However, the Company suspended the Purchase Plan, after fourth quarter 2006 purchases, in January 2007.

Potential Payments Upon Acquisition or Change in Control

Our Board of Directors determined to provide the change of control arrangements summarized below in order to mitigate some of the risk that exists for executives working for a company in an industry that is undergoing significant change. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of an acquisition of Pyramid, particularly where the services of these executive officers may not be required by the acquirer.

2004 Plan.  Under the 2004 Plan, to maintain all of the participants’ rights in the event of an acquisition that is not a change in control or a related party transaction (as those terms are defined in the 2004 Plan), unless the Compensation Committee determines otherwise at the time of grant with respect to a particular award or elects to cash out awards:

•	all outstanding awards become fully and immediately exercisable, and any restrictions or forfeiture provisions lapse, immediately prior to the company transaction, unless such awards are converted, assumed, or replaced by the successor company; and

•	performance awards earned and outstanding become payable in full at target levels and deferrals or other restrictions not waived by the Compensation Committee shall remain in effect.

In addition, under the 2004 Plan, to maintain all of the participants’ rights in the event of a change in control, unless the Compensation Committee determines otherwise with respect to a particular award:

•	any options and stock appreciation rights shall become fully exercisable and vested to the full extent of the original grant;

•	any restrictions and deferral limitations applicable to any restricted stock or stock units shall lapse;

•	all performance shares and performance units shall be considered to be earned and payable in full at target levels, and any deferral or other restriction shall lapse and such performance stock and performance units shall be immediately settled or distributed;

•	any restrictions and deferral limitations and other conditions applicable to any other awards shall lapse, and such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant; and

•	for a period of 60 days following such change of control, each holder of a stock option or restricted stock award will be entitled to cash out such award for an amount per share equal to the change of control price per share less the exercise price per share.

The following table sets forth information concerning outstanding stock options and unvested stock awards held by each of the named executive officers at December 31, 2007.

2007 Outstanding Equity Awards at Fiscal Year-End

		Option Awards						Stock Awards
		Number of		Number of
		Securities		Securities				Number of	Market Value
		Underlying		Underlying				Shares of	of Shares of
		Unexercised		Unexercised		Option		Stock That	Stock That
		Options		Options		Exercise	Option	Have Not	Have Not
		(#)		(#)		Price	Expiration	Vested	Vested
Name	Grant Date	Exercisable		Unexercisable		($)	Date	(#)	(#)(6)

Scott Barnum	05/03/2001	5,000	(1)	—		2.67	05/03/2011	—	—
	05/02/2002	5,000	(1)	—		2.48	05/02/2012	—	—
	05/07/2003	5,000	(1)	—		3.10	05/07/2013	—	—
	05/24/2006	5,000	(1)	—		2.57	05/24/2016	—	—
	01/01/2007	—		—		—	—	50,000	122,500
	01/01/2007	—		—		—	—	7,000	17,150
Michael O’Brien	11/01/2007	—		100,000	(2)	2.98	11/01/2017	—
	01/01/2007	—		—		—	—	20,000	49,000
Patrick Coll	09/30/2002	33,333	(3)	—		2.19	09/30/2012	—	—
	09/30/2002	66,667	(4)	—		2.19	09/30/2012	—	—
	01/01/2007	—		—		—	—	20,000	49,000
	01/01/2007	—		—		—	—	4,000	9,800
Gary McGrath	10/25/1999	50,000	(5)	—		2.00	12/28/2008	—	—
	11/15/2000	100,000	(5)	—		2.00	12/28/2008	—	—
	03/11/2002	5,000	(4)	—		2.29	12/28/2008	—	—

(1)	These options were 100% vested at the grant date.

(2)	These options vest over four years; 25% on November 1, 2008, and the remaining vesting monthly in 1/36th increments following November 1, 2008.

(3)	These options vested in increments of 1/12th of the total number of shares on each monthly anniversary of the grant date.

(4)	These options vested in increments of 1/24th of the total number of shares on each monthly anniversary of the grant date.

(5)	These options vested in increments of 1/36th of the total number of shares on each monthly anniversary of the grant date.

(6)	The market value of shares that have not vested reflects a stock price of $2.45, the closing price of our stock on December 31, 2007, as reported by Nasdaq.

Compensation of Directors

Directors receive compensation in the form of cash and, as applicable, awards in the form of common stock or stock options. The Company does not pay directors who are also employees of the Company additional compensation for their service as directors. We review the level of compensation of our directors on a periodic basis. To determine the appropriate level of compensation for our directors, we obtain information from a number of different sources, including publicly available data describing director compensation in peer companies and information obtained directly from other companies.

The following table shows compensation paid or accrued for the last fiscal year to the Company’s non-employee directors. Mr. Barnum is not included in the table as he is an employee of the Company. The footnotes to the table describe the details of each form of compensation paid to directors.

2007 Director Compensation Table

	Fees Earned
	or Paid		Option	All Other
	in Cash	Stock Awards	Awards	Compensation	Total
Name	($)(1)	($)(2)	($)(3)	($)(4)	($)

Jurgen Auerbach(5)	$13,125	$9,998	$7,382	$—	$30,505
Kurt Dammeier	23,125	—	7,382	—	30,507
George Hancock	30,500	—	7,382	11,001	48,883
Helen Rockey	20,668	9,998	7,382	—	38,048
David Rostov(6)	30,113	—	7,382	—	37,495
Scott Svenson	23,000	—	7,382	—	30,382

(1)	Includes the annual retainer paid to directors of $10,000, additional retainer paid to the Chairman of the Board and respective Committee Chairs, and per meeting attendance fees.

(2)	Represents the value of the stock received by Mr. Auerbach and Ms. Rockey in lieu of the annual director retainer.

(3)	Represents the proportionate amount of the total fair value of the stock awards recognized by Pyramid as an expense for financial accounting purposes, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The amounts expensed and the assumptions used in determining the grant date fair values of these awards are set forth in the notes to the Company’s financial statements, which are included in its Annual Report on Form 10-K (“10-K Report”).

As of December 31, 2007, each director held in the aggregate outstanding stock options to purchase shares of Pyramid as follows: Mr. Auerbach 5,000 shares; Mr. Dammeier 30,000 shares; Mr. Hancock 35,000 shares; Ms. Rockey 5,000 shares; Mr. Rostov 5,000 shares and Mr. Svenson 30,000 shares.

(4)	Includes amounts paid to Mr. Hancock as follows: $10,452 in medical insurance benefit and $549 for product donations received in 2007.

(5)	Reflects fees paid to Mr. Auerbach since joining the Board in May 2007.

(6)	Reflects fees paid to Mr. Rostov since joining the Board in February 2007.

Narrative to Director Compensation Table

Director Compensation

Pursuant to the Directors Compensation Plan, each non-employee director receives a fee of $1,500 for each Board meeting attended, $750 for each Audit Committee meeting attended and $500 for each Compensation Committee meeting attended. All other committee meetings and so called “short meetings” of the full board (generally a telephonic call under one hour) shall be compensated at $500 per meeting. In addition, each non-employee director receives $10,000 as an annual retainer payable immediately following each annual meeting in common stock or cash at the director’s choice. Shares of common stock payable to directors as annual compensation are valued at the closing price of our common stock on Nasdaq on the date of such annual meeting.

The Chairman of the Board receives an additional $10,000 annual compensation, the Chairman of the Audit Committee receives an additional $5,000 annual compensation and all other committee chairs receive an additional $2,500 annual compensation, which are paid quarterly. A director asked to perform specific functions outside the usual and customary duties of a director will be compensated $1,000 per day. All directors are reimbursed for out-of-pocket expenses incurred attending Board meetings.

Non-employee directors also participate in the Non-Employee Director Stock Option Plan (“Director Stock Option Plan”). Each non-employee director immediately following the Annual Meeting of Shareholders automatically receives an option grant to purchase 5,000 shares of common stock so long as shares of common stock remain available under the Director Stock Option Plan. The exercise price of each option is the closing price of the common stock on Nasdaq on the date of the annual meeting and is fully vested and exercisable as of that date. Each option expires ten years after the date of grant or one year after the cessation of service of the recipient director. During 2007, options to purchase 35,000 shares of common stock were granted under the Director Stock Option Plan: 5,000 shares each to Mr. Hancock, Mr. Andrews, Mr. Auerbach, Mr. Dammeier, Ms. Rockey, Mr. Rostov and Mr. Svenson.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires reports relating to the stock ownership of the Company’s directors, executive officers and beneficial owners of more than 10% of any equity security of the Company to be filed with the SEC. Based solely on its review of copies of these reports and representations of such reporting persons, the Company believes that the required Section 16(a) reports during fiscal 2007 for our directors and executive officers were timely filed, except a Form 4 filing for Mr. McGrath, a Form 4 filing for Michael O’Brien, each of which involved one transaction, and a Form 3 filing for Tim McGettigan which, due to an administrative oversight, were inadvertently filed late. All forms have subsequently been filed to report these shares.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2008, for (i) each person known to the Company to own beneficially more than 5% of the common stock, (ii) each of the Company’s directors and current executive officers, and (iii) all of the Company’s current executive officers and directors as a group. Except as otherwise noted and subject to any applicable community property laws, the named beneficial owner has sole voting and investment power.

Directors and Executive Officers

	Shares of
	Common Stock	Shares Subject	Percentage
Name and Address of Beneficial Owner(1)	Beneficially Owned(2)	to Options(3)	Ownership

George Hancock(4)*	1,132,178	40,000	12.4%
Jurgen Auerbach*	20,154	10,000	0.2
Scott Barnum(5)*	121,767	20,000	1.3
Kurt Dammeier(4)*	1,549,620	35,000	16.9
Helen Rockey*	13,154	10,000	0.1
David Rostov*	10,000	10,000	0.1
Scott Svenson(6)*	93,542	35,000	1.0
Mark House	128,614	95,000	1.4
Tim McGettigan	19,435	0	0.2
Michael O’Brien	18,694	0	0.2
All current executive officers and directors as a group (10 persons)	3,107,158	255,000	33.9%

*	Denotes director of Pyramid

(1)	The address of each named shareholder is c/o Pyramid Breweries Inc., 91 South Brougham Way, Seattle, Washington 98134.

(2)	Includes shares of common stock subject to stock options or other convertible securities that are currently exercisable for or convertible into shares of our common stock, or that will be exercisable for or convertible into shares of our common stock within 60 days. Also includes restricted stock subject to periodic vesting for which the individual has voting rights. These securities are deemed to be outstanding and beneficially owned by the person holding such stock options or other convertible securities for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Includes options exercisable within 60 days.

(4)	All shares owned by Messrs. Hancock and Dammeier are subject to the Tender Agreement between Messrs. Hancock, Dammeier and Magic Hat which grants Magic Hat an irrevocable proxy to vote the shares in favor of the Merger Agreement and obligates Messrs. Hancock and Dammeier to tender their shares in the Offer. Accordingly, these shares are considered beneficially held by both Messrs. Hancock and Dammeier, Magic Hat and certain entities affiliated with Magic Hat as described below.

(5)	Includes 44,767 shares held in a family trust where investment power shared with spouse, Deborah S. Barnum, as co-trustee.

(6)	Includes 55,000 shares held by The Sienna Group, an entity in which Mr. Svenson is the managing partner.

5% Shareholders

	Shares of
	Common Stock	Percentage
	Beneficially Owned	Ownership

Dimensional Fund Advisors LP	583,245	6.35%
1299 Ocean Avenue Santa Monica, CA 90401(1)
Magic Hat Brewing & Performing Arts Center, Inc.	2,661,798	29.1%
431 Pine Street, Suite G-14, Burlington, VT 05401 Basso Private Series LLC(2) 1266 East Main Street, 4th Floor, Stamford, CT 06902

(1)	Based on a Schedule 13G filed under the Exchange Act of 1934, Dimensional Fund Advisors LP, an investment advisor, furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts. These companies, trusts and accounts are the “Funds.” In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the securities of Pyramid that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of Pyramid held by the Funds; however, Dimensional disclaims beneficial ownership of such securities.

(2)	Based on the Schedule 13D filed under the Exchange Act of 1934, Basso Private Series LLC (“BCM”) filed on behalf of Basso Series 3, Basso Multi-Strategy Holding Fund Ltd., Basso Fund Ltd., Basso Holdings Ltd., Basso Capital Management, L.P., Basso GP, LLC, Howard Fischer, Philip Platek, John Lepore and Dwight Nelson.. BCM is a Delaware limited partnership and provides investment advisory services to private investment vehicles.

TRANSACTIONS WITH RELATED PERSONS

The Company recognizes that transactions between the Company and any of its directors or executives can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. Therefore, as a general matter and in accordance with our Code of Conduct for Officers, Directors and Employees of Pyramid and our Code of Ethics for Senior Financial Officers, it is the Company’s preference to avoid such transactions. Nevertheless, the Company recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of the Company.

Therefore, transactions between the Company or its affiliates and related persons (including directors and executive officers of the Company, or their immediate family) are approved by the Audit Committee, in accordance with the policies and procedures set forth in the policy governing “related persons transactions” adopted by the Board of Directors. Under the Related Persons Transaction Policy, a transaction between a “related person” shall be consummated only if the designated committee, or a majority of the disinterested independent members of the

Board, approves or ratifies such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. After its review, the Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Committee determines in good faith.

CONTACTING THE BOARD OF DIRECTORS

Shareholders may contact our Board of Directors as a group or individually by mail directed to the Chairman of the Board of Directors, c/o Corporate Secretary, at 91 South Royal Brougham Way, Seattle, WA 98134. Shareholder communications received by the Corporate Secretary will be promptly forwarded to the specified director or to the full Board of Directors, as applicable. Shareholders should clearly specify in each communication the name of the individual director or group of directors (such as “Independent Directors”) to whom the communication is addressed.